Exhibit 99.3

MAG SILVER CORP.

Dated: March 21, 2025

VANCOUVER OFFICE
Suite 801
815 West Hastings Street
Vancouver, BC V6C 1B4

604 630 1399 phone
866 630 1399 toll free

TSX: MAG
NYSE American: MAG
info@magsilver.com

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

1.	INTRODUCTION

All dollar amounts referred to in this MD&A are expressed in thousands of United States dollars (“US$”) unless otherwise stated; references to C$ refer to thousands of Canadian dollars. The functional currency of the parent, its subsidiaries and its investment in Juanicipio (as defined herein), is the US$.

The common shares of the Company (“Common Shares”) trade on the Toronto Stock Exchange (the “TSX”) and on the NYSE American, LLC both under the ticker symbol MAG. MAG Silver is a reporting issuer in each of the provinces and territories of Canada and is a reporting “foreign issuer” in the United States of America.

Cautionary Statements and Risk Factors

This MD&A contains forward-looking statements (as defined herein) which should be read in conjunction with the risk factors described in section “Risks and Uncertainties” and the cautionary statements provided in section “Cautionary Statements – Cautionary Note Regarding Forward-Looking Statements” at the end of this MD&A.

Unless otherwise indicated, technical disclosure regarding the Company’s properties included or incorporated by reference herein, including use of the capitalized terms “Mineral Resources” and “Mineral Reserves”, has been prepared in accordance with the requirements of, and imports the meaning of such terms as defined in, National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”), as applicable, and should be read in conjunction with the cautionary statements provided in section “Cautionary Statements – Cautionary Note for United States Investors” and “Cautionary Statements – Cautionary Note to Investors Concerning Estimates of Mineral Resources” at the end of this MD&A.

Qualified Persons

Unless otherwise specifically noted herein, all scientific or technical information in this MD&A, including assay results, Mineral Reserve and Mineral Resource estimates, and mineralization, if applicable, is based upon information prepared by or under the supervision of, or has been approved by Gary Methven, P.Eng., Vice President, Technical Services and Lyle Hansen, P.Geo., Geotechnical Director; both are “Qualified Persons” for the purposes of NI 43-101.

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

2.	DESCRIPTION OF BUSINESS

MAG Silver Corp. is a growth-oriented Canadian mining and exploration company focused on advancing high-grade, district scale precious metals projects in the Americas. MAG is a top-tier primary silver mining company through its (44%) investment in the 4,000 tonnes per day (“tpd”) Juanicipio mine (the “Juanicipio Mine” or “Juanicipio”), operated by Fresnillo plc (“Fresnillo”) (56%). The Juanicipio Mine is located in the Fresnillo Silver Trend in Mexico, the world’s premier silver mining camp, where in addition to mining and processing operations, an expanded exploration program is in place targeting multiple highly prospective targets. MAG is also executing multi-phase exploration programs at the 100% earn-in Deer Trail Project (as defined herein) in Utah and the 100% owned Larder Project (as defined herein), located in the historically prolific Abitibi region of Canada.

3.	HIGHLIGHTS – DECEMBER 31, 2024 & SUBSEQUENT TO YEAR END
(ON A 100% BASIS UNLESS OTHERWISE NOTED)

Year Ended December 31, 2024

✔	MAG reported net income of $77,779 ($0.75 per share), driven by income from Juanicipio (equity accounted) of $92,875, and adjusted EBITDA[1] of $186,734.

✔

In addition to paying an inaugural dividend of $26,400 to MAG, Juanicipio returned a total of $97,376 in interest and loan principal repayments to MAG for a total capital return in 2024 of $123,776, further augmenting MAG’s cash position to $162,347 at the end of the year.

✔

MAG declared an inaugural fixed dividend of $0.02 per share and an additional cash flow linked dividend of $0.16 per share (approximately 30% of cash received from Juanicipio during Q4) for a total dividend of $0.18 per share payable on April 21, 2025 to shareholders on record as of April 4, 2025. This represents an inaugural return of $18,604 to shareholders.

✔	A total of 1,328,178 tonnes of ore at a silver head grade of 468 grams per tonne (“g/t”) (equivalent silver head grade[2] of 712 g/t) was processed at Juanicipio.

✔	Juanicipio achieved silver production and equivalent silver production[2] of 18.6 and 26.8 million ounces, respectively.

✔	Juanicipio generated strong operating cash flow and free cash flow[1] of $356,691 and $292,349, respectively.

______________________________

1 Adjusted EBITDA, cash cost per ounce, all-in sustaining cost per ounce and free cash flow are non-IFRS measures, please refer to “Non-IFRS Measures” section of this MD&A for a detailed reconciliation of these measures to the 2024 Financial Statements.

2 Equivalent silver head grade and equivalent silver production have been calculated using the following price assumptions to translate gold, lead and zinc to “equivalent” silver head grade and “equivalent” silver production: $23/oz silver, $1,950/oz gold, $0.95/lb lead and $1.15/lb zinc.

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

✔

Juanicipio continued to maintain its strong cost performance with cash cost[1] of $0.88 per silver ounce sold ($8.67 per equivalent silver ounce sold3) and all-in sustaining cost[1] of $5.54 per silver ounce sold ($12.03 per equivalent silver ounce sold3).

✔

Silver metallurgical recovery at Juanicipio improved to 93%, from 87% in 2023, reflecting the commencement of commercial pyrite and gravimetric concentrate production during Q2 2024, delivering incremental silver and gold recovery, paired with ongoing optimizations in the processing plant.

✔

MAG published its updated technical report on Juanicipio, titled “Juanicipio Mineral Resource and Mineral Reserves NI 43-101 Technical Report”, on March 27, 2024 (the “Technical Report”) outlining robust economics over an initial 13-year life of mine, generating annual average free cash flow exceeding $130 million (at a $22/oz silver price). Mineral Resources increased by 33% from the 2017 Preliminary Economic Assessment, with substantial growth in Measured and Indicated categories. Inferred resources also expanded, highlighting significant near-term, high-grade upside potential. An inaugural 15.4 million tonnes Mineral Reserve estimate at 628 g/t equivalent silver grade was declared enhancing economic confidence. Extensive exploration upside remains, with only 10% of the property explored, indicating high potential for further discoveries.

✔

As reported by Fresnillo, for 2025, silver production at Juanicipio is forecasted to range between 14.7 million and 16.7 million ounces yielding between 13.1 million and 14.9 million payable ounces. This guidance is based on a throughput rate of 4,000 tonnes per operating day at a head grade range of 380 g/t to 430 g/t silver. Gold head grade is expected to range between 1.2 g/t to 1.4 g/t. Cost guidance reflects ongoing optimization efforts and sustaining capital investments with cash cost[4] and all-in sustaining cost[4] forecast to range between ($1.00) to $1.00 and $6.00 to $8.00 per silver ounce sold, respectively. Sustaining capital expenditures for 2025 are estimated between $70,000 and $80,000, with key investments including[5]:

o	expansion of the tailings dam to provide approximately six years of deposition capacity; and
o	development of underground workshops, electrical and pumping infrastructure, and ventilation systems to support continued mine development and operations.

Expansionary capital expenditures for 2025 are estimated between $22 million and $28 million and are related to the installation of the underground conveyor system which is expected to be commissioned in late 2026 supporting expanded mining rates, delivering enhanced efficiencies and mining cost reductions.

_______________________________

3 Equivalent silver ounces sold have been calculated using realized prices to translate gold, lead and zinc to “equivalent” silver ounces sold (metal quantity, multiplied by metal price, divided by silver price). Three months and year ended December 31, 2024 realized prices: $30.87/oz silver, $2,655.16/oz gold, $0.88/lb lead, $1.38/lb zinc and $28.78/oz silver, $2,430.76/oz gold, $0.92/lb lead, $1.28/lb zinc, respectively.

4 The forward-looking guidance includes non-IFRS measures such as cash cost per ounce and all-in sustaining cost per ounce, please refer to “Non-IFRS Measures” section of this MD&A for a discussion of the equivalent metrics in relation to historical non-IFRS financial information.

5 MAG conducted its own review and has ensured that the information provided by Fresnillo is based on assumptions that are reasonable in the circumstances, apart from sole reliance on Fresnillo’s determination.

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

Three Months Ended December 31, 2024

✔	MAG reported net income of $18,978 ($0.18 per share), driven by income from Juanicipio (equity accounted) of $22,955, and adjusted EBITDA[1] of $48,006.

✔

In addition to paying an inaugural dividend of $26,400 to MAG, Juanicipio returned a total of $27,449 in interest and loan principal repayments to MAG for a total capital return in Q4 of $53,849. A total of 333,612 tonnes of ore at a silver head grade of 417 g/t (equivalent silver head grade[2] 652 g/t) was processed at Juanicipio.

✔	Juanicipio achieved silver production and equivalent silver production[2] of 4.3 and 6.2 million ounces, respectively.

✔	Juanicipio generated strong operating cash flow of $111,568 and free cash flow[1] of $78,944.

✔

Building on the robust cost performance of the first nine months of 2024, Juanicipio continued to deliver strong cost performance with cash cost[1] of $0.05 per silver ounce sold ($8.80 per equivalent silver ounce sold3) and all-in sustaining cost[1] of $8.71 per silver ounce sold ($15.00 per equivalent silver ounce sold3)

CORPORATE

✔

On May 15, 2024, MAG announced that the TSX had accepted the Company’s Notice of Intention to Make a Normal Course Issuer Bid (“NCIB”). Under the NCIB, the Company may purchase for cancellation up to an aggregate of 8,643,374 Common Shares, representing approximately 10% of the public float (as defined in the rules and policies of the TSX) of the Common Shares as of May 8, 2024. As of March 21, 2025 no shares have been repurchased by the Company.

✔

On May 31, 2024, MAG filed a Final Shelf Prospectus (as defined herein) and Registration Statement (as defined herein) allowing the Company to offer up to $250,000 of Common Shares, preferred shares, debt securities, subscription receipts, units and warrants or any combination thereof during the 25-month period that the Final Shelf Prospectus remains effective. In order to maintain financial flexibility, and consistent with past practice, the Company has historically maintained a base shelf prospectus.

✔

The Company published its 2023 sustainability report on July 18, 2024, underscoring its continued commitment to transparency with its stakeholders while providing a comprehensive overview of the Company’s environmental, social and governance (“ESG”) performance for 2023. A copy of MAG’s 2023 sustainability report and 2023 ESG Data Table are available on the Company’s website at https://magsilver.com/esg/reports[6].

___________________________

6 Information contained in or otherwise accessible through the Company’s website, including the 2023 sustainability report and 2023 ESG Data Table, do not form part of this MD&A and are not incorporated into this MD&A by reference.

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

✔

On September 20, 2024, MAG and Apollo Silver Corp. (“Apollo”) entered into an exploration, earn-in and option agreement (the “Cinco Option”) pursuant to which Apollo has the option to acquire the Cinco de Mayo Project (“Cinco”). In order for Apollo to exercise the Cinco Option, Apollo is required to obtain the necessary social licenses to safely access and conduct exploration activities on Cinco, and subsequently complete no less than 20,000 metres of drilling, all within a five-year period, and then finally issue consideration shares equivalent to 19.9% of the then issued and outstanding common shares of Apollo to MAG.

EXPLORATION

✔	Juanicipio:

●

Underground infill drilling at Juanicipio continued through 2024, primarily focused on upgrading mineralization in areas expected to be mined in the near to mid-term. During 2024, 36,216 metres (three months ended December 31, 2024: 5,998 metres) were drilled from underground. Results continue to confirm known vein continuity including grades and thicknesses.

●

Surface drilling started in April 2024 and has been focused on the Cañada Honda Structure; 13 holes have been completed since the beginning of the program. During 2024, 19,137 metres (three months ended December 31, 2024: 4,823 metres) were drilled from surface. Initial results show thin mineralized vein intercepts with textures and chemistry consistent with being at a high level and possibly above a productive boiling zone. Two holes have been extended to intercept the Juanicipio vein below the inferred resource with an initial base metal rich intercept extending the Juanicipio vein by 450 metres downdip.

✔	Deer Trail Project, Utah[7]:

●

During 2024, 5,845 metres have been drilled from surface (three months ended December 31, 2024: 1,064 metres). Four holes have been completed during the year, three at Carissa and one in the Deer Trail Mine Corridor.

●

Large Expansion of the Carissa Skarn Discovery: Step-out drilling has significantly expanded the 200 – 250-metre-thick Carissa skarn discovery to a 400 – 700 metre area where thick sections of copper-silver-zinc mineralization are hosted in hundreds of metres of pervasive marble and skarn altered carbonates, strongly suggestive of the hypothesized large-scale metal source located to the west.

●

High-Grade Extension of Deer Trail Mine Corridor: Drilling intersected a new high-grade silver-lead-zinc extension of the Deer Trail mine, highlighted by 2.76 metres grading 151 g/t silver, 0.5 g/t gold, 3.7% lead and 2.5% zinc at 268 metres down hole confirming depth potential.

●

New Gold Zone: The “Nodular” Gold Zone first recognized in hole DT23-16 (29.5 metres grading 4.5 g/t gold starting at 202.3 metres, including 8.8 metres grading 9.4 g/t gold) and now documented in over 20 previously drilled holes. Such distal gold zones are a feature commonly observed on the edges of large hydrothermal systems such as Deer Trail.

________________________

7 Results of and an update on the Deer Trail Project were reported on February 24, 2025 (for more information, please see news release dated February 24, 2025 available under the Company’s SEDAR+ profile at www.sedarplus.ca).

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

✔	Larder Project, Ontario[8]:
●	Surface drilling at Twist, Swansea, Long Conglomerate, Kir Vit, and North Green Carbonate Zone totalled 41,447 metres in 2024 (three months ended December 31, 2024: 11,636 metres).
●

Validated Theory: Drilling at the Cadillac-Larder Break (“CLB”) has successfully extended the Cheminis and Bear zones to depths of 900 metres (10.2 g/t gold over 6.3 metres) and 1,200 metres (42.1 g/t gold over 1.5 metres), respectively, confirming the theory of increased grade and width with depth.

●

New Regional Discoveries: Testing of numerous regional targets included the Timiskaming conglomerate (“Long Conglomerate”), where 3.2 g/t gold over 10.0 metres including 8.2 g/t gold over 1.0 metre was intercepted.

●

Strategic Land Acquisition: During 2024, MAG added the highly prospective Goldstake Property, doubling the project’s land area. This acquisition builds on historic high-grade intercepts (though unverified) and is further complemented by new high-grade (up to 32.1 g/t gold) grab and channel samples, fast-tracking the Instant Pond and F Zone prospects to drill-ready status.

4.	RESULTS OF JUANICIPIO

MAG owns 44% of Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”), a company incorporated under the laws of Mexico, which owns Juanicipio. Fresnillo is the project operator and holds the remaining 56%. On December 27, 2021, for various business reasons, the Company and Fresnillo incorporated Equipos Chaparral, S.A. de C.V. (“Equipos Chaparral”) in the same ownership proportions as Minera Juanicipio for the purpose of holding the Juanicipio plant and mining equipment to be leased to Minera Juanicipio. Minera Juanicipio and Equipos Chaparral, are collectively referred to herein as “Juanicipio” or the “Juanicipio Mine”.

All results of Juanicipio in this section are on a 100% basis, unless otherwise noted. The Company’s attributable equity interest in Juanicipio is 44%. As the third quarter of 2023 was the first quarter of full commercial production, comparative information presented below together with associated per unit values, where applicable, are not directly comparable.

___________________________

8 Results of and an update on the Larder Project were reported on February 24, 2025 (for more information, please see news release dated February 24, 2025 available under the Company’s SEDAR+ profile at www.sedarplus.ca).

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

Operating Performance

The following table and subsequent discussion provide a summary of the operating performance of Juanicipio for the three months and years ended December 31, 2024 and 2023, unless otherwise noted.

	Three months ended		Year ended
Key mine performance data of Juanicipio (100% basis)	December 31,	December 31,	December 31,	December 31,
	2024	2023	2024	2023

Metres developed (m)	3,729	3,875	14,661	14,864

Material mined (t)	337,051	316,644	1,342,786	1,097,289
Material processed (t)	333,613	346,764	1,328,178	1,268,757

Silver head grade (g/t)	417	467	468	472
Gold head grade (g/t)	1.14	1.37	1.25	1.27
Lead head grade (%)	1.49%	1.35%	1.50%	1.14%
Zinc head grade (%)	2.79%	2.44%	2.78%	2.05%

Equivalent silver head grade (g/t) (1)	653	717	712	691

Silver ounces sold (koz)	3,862	4,151	16,590	15,318
Gold ounces sold (koz)	7.89	9.15	33.11	31.73
Lead pounds sold (klb)	9,438	8,675	36,392	25,862
Zinc pounds sold (klb)	13,100	13,533	55,609	36,881

Equivalent silver ounces sold (koz) (2)	5,393	6,204	23,023	20,812

(1)

Equivalent silver head grades have been calculated using the following price assumptions to translate gold, lead and zinc to “equivalent” silver head grade in 2024: $23/oz silver, $1,950/oz gold, $0.95/lb lead and $1.15/lb zinc (2023: $21.85/oz silver, $1,775/oz gold, $0.915/lb lead and $1.30/lb zinc).

(2)

Equivalent silver ounces sold have been calculated using realized prices to translate gold, lead and zinc to “equivalent” silver ounces sold (metal quantity, multiplied by metal price, divided by silver price). Three months and year ended December 31, 2024 realized prices: $30.87/oz silver, $2,655.16/oz gold, $0.88/lb lead, $1.38/lb zinc and $28.78/oz silver, $2,430.76/oz gold, $0.92/lb lead, $1.28/lb zinc, respectively (three months and year ended December 31, 2023 realized prices: $24.14/oz silver, $2,066.36/oz gold, $0.94/lb lead, $1.14/lb zinc and $23.66/oz silver, $1,978.07/oz gold, $0.96/lb lead, $1.15/lb zinc, respectively).

a)	Health and Safety

The following table provides a summary of the safety performance of Juanicipio for the three months and year ended December 31, 2024, and 2023.

Key safety performance data of Juanicipio (100% basis)	Three months ended		Year ended
	December 31,	December 31,	December 31,	December 31,
	2024	2023	2024	2023

Lost Time Injury Frequency Rate (LTIFR)	5.4	8.1	5.7	10.6
Total Reportable Injury Frequency Rate (TRIFR)*	9.0	12.2	9.8	16.0

* Includes lost time injury and medical treatment or first aid cases reported per 1,000,000 hours worked

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

On December 31, 2024 there were 1,763 employees and contractors working at Juanicipio (539 employees and 1,224 contractors), for a total of 1,107,400 and 4,602,600 hours worked during the three months and year ended December 31, 2024, respectively.

b)	Underground Development

Total underground development to December 31, 2024 was approximately 89.46 km (55.6 miles), including 3.73 km (2.3 miles) and 14.66 km (9.1 miles) completed during the three months and year ended December 31, 2024, respectively. Underground mine infrastructure is well advanced and development continues to focus on:

●	advancing the three internal spiral footwall ramps to be used to further access the Mineral Reserves and Mineral Resources over the full strike length of the Valdecañas Vein System;
●	making additional cross-cuts through the vein system and establishing new mining stopes;
●	integrating additional ventilation and other associated underground infrastructure; and
●	expanding operational support with items including pumpstations, electrical infrastructure, loading bays, and underground offices and workshops.

c)	Mining

During the three months and year ended December 31, 2024, a total of 337,051 and 1,342,786 tonnes of ore were mined, respectively. This represents an increase of 6% over Q4 2023 and an increase of 22% over 2023. Increases in mined tonnages at Juanicipio have been driven by the operational ramp-up of the mine towards steady state mining and milling targets.

The majority of production is currently coming from longhole stopes throughout all three zones of the mine, which continues to be the preferred mining method.

d)	Processing

During the three months and year ended December 31, 2024, a total of 333,612 and 1,328,178 tonnes of ore were processed through the Juanicipio plant, respectively. The 4% decrease over Q4 2023 was mainly due to approximately 5% of Q4 2023 processing being through the Saucito plant (100% Fresnillo owned), whereas the 5% increase over 2023 was mainly attributable to the Juanicipio plant operating at nameplate per operating day during 2024, following commencement of commercial production in June 2023.

The silver head grade and equivalent silver head grade for the ore processed in the three months and year ended December 31, 2024 was 417 g/t and 652 g/t, and 468 g/t and 712 g/t, respectively (three months and year ended December 31, 2023: 467 g/t and 717 g/t, and 472 g/t and 691 g/t, respectively). The higher silver and lower base metal head grades in the three months and year ended December 31, 2023 were the result of processing ore from higher levels of the mine, characterized by elevated silver grade, compared to deeper areas in the three months and year ended December 31, 2024. 2023 head grades were also impacted by the processing of low-grade commissioning stockpiles through the Juanicipio plant as it was ramped up. Silver metallurgical recovery during the three months and year ended December 31, 2024 was 95% and 93%, respectively (three months and year ended December 31, 2023: 86% and 87%, respectively) reflecting the commencement of commercial pyrite and gravimetric concentrate production during Q2 2024 delivering incremental silver and gold recovery paired with ongoing optimizations in the processing plant.

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

e)	Total cash costs and all-in sustaining costs

The following table provides a summary of the total cash costs and all-in sustaining costs of Juanicipio for the three months and year ended December 31, 2024, and 2023.

	Three months ended		Year ended
Key mine performance data of Juanicipio (100% basis)	December 31,	December 31,	December 31,	December 31,
	2024	2023	2024	2023

Total cash costs (1)	209	15,594	14,539	93,025
Cash cost per silver ounce sold ($/oz) (1)	0.05	3.76	0.88	6.07
Cash cost per equivalent silver ounce sold ($/oz) (1)	8.80	9.37	8.67	10.72

All-in sustaining costs (1)	33,654	38,041	91,839	158,151
All-in sustaining cost per silver ounce sold ($/oz) (1)	8.71	9.17	5.54	10.32
All-in sustaining cost per equivalent silver ounce sold ($/oz) (1)	15.00	12.99	12.03	13.85

(1)

Total cash costs, cash cost per ounce, cash cost per equivalent ounce, all-in sustaining costs, all-in sustaining cost per ounce, and all-in sustaining cost per equivalent ounce are non-IFRS measures, please refer to “Non-IFRS Measures” section of this MD&A for a detailed reconciliation of these measures to the 2024 Financial Statements. Equivalent silver ounces sold have been calculated using realized prices to translate gold, lead and zinc to “equivalent” silver ounces sold (metal quantity, multiplied by metal price, divided by silver price). Three months and year ended December 31, 2024 realized prices: $30.87/oz silver, $2,655.16/oz gold, $0.88/lb lead, $1.38/lb zinc and $28.78/oz silver, $2,430.76/oz gold, $0.92/lb lead, $1.28/lb zinc, respectively (three months and year ended December 31, 2023 realized prices: $24.14/oz silver, $2,066.36/oz gold, $0.94/lb lead, $1.14/lb zinc and $23.66/oz silver, $1,978.07/oz gold, $0.96/lb lead, $1.15/lb zinc, respectively).

f)	Exploration Update

The Juanicipio exploration program expenditures for the three months and year ended December 31, 2024 totalled $1,825 and $8,155, respectively (three months and year ended December 31, 2023: $1,454 and $7,575, respectively).

During 2024, 36,216 metres (three months ended December 31, 2024: 5,998 metres) were drilled from underground and focused on infilling the upper parts of the Valdecañas Vein System including the Valdecañas, Ramal 1, Anticipada and Venadas veins. Results continue to confirm vein continuity including grades and thicknesses.

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

Surface drilling started in April 2024 and has been focused on the Cañada Honda Structure, from which 13 holes have been completed since the beginning of the program. During 2024, 19,137 metres (three months ended December 31, 2024: 4,823 metres) were drilled from surface. Initial results show thin mineralized vein intercepts with textures and chemistry consistent with being at high level and possibly above a productive boiling zone. Two holes have been extended to intercept the Juanicipio vein below the inferred resource with an initial base metal rich intercept extending the Juanicipio vein by 450 metres downdip.

Financial Results

The following table presents excerpts of the financial results of Juanicipio for the three months and years ended December 31, 2024 and 2023.

	Three months ended		Year ended
	December 31,	December 31,	December 31,	December 31,
	2024	2023	2024	2023
	$	$	$	$
Sales	160,204	130,985	627,366	442,288
Cost of sales:
Production cost	(38,272)	(46,100)	(153,521)	(171,830)
Depreciation and amortization	(23,263)	(21,474)	(91,197)	(68,475)
Gross profit	98,669	63,412	382,648	201,983
Consulting and administrative expenses	(3,350)	(9,653)	(14,319)	(18,768)
Extraordinary mining and other duties	(3,440)	(1,413)	(10,415)	(4,945)
Interest expense	(480)	(4,609)	(9,538)	(18,524)
Exchange gains (losses) and other	2,987	(523)	4,347	(2,937)
Net income before tax	94,387	47,214	352,723	156,809
Income tax expense	(42,696)	(3,940)	(151,181)	(27,381)
Net income (100% basis)	51,691	43,274	201,542	129,428
MAG’s 44% portion of net income	22,744	19,041	88,678	56,948
Interest on Juanicipio loans - MAG's 44%	211	2,028	4,197	8,150
MAG’s 44% equity income	22,955	21,068	92,875	65,099

Year ended December 31, 2024

Sales increased by $185,077 during the year ended December 31, 2024, mainly due to 14% higher metal volumes, 19% higher realized metal prices, and $14,919 lower treatment, refining and toll milling costs driven mainly by updated favorable benchmark treatment and refining pricing terms and no toll milling at the Saucito and Fresnillo processing facilities during 2024.

Production costs decreased by $18,309 mainly due to Juanicipio depleting higher-cost, lower-grade commissioning stockpiles during operational ramp-up and processing facility commissioning in 2023 ($22,766), offset by higher mining, milling and G&A costs ($4,457, predominantly volume related) as Juanicipio shifted to nameplate production levels post September 2023.

Depreciation increased by $22,722, impacted by an increased depreciable asset cost base as the Juanicipio mill achieved commercial production and commenced depreciating the processing facility and associated equipment in June 2023. In addition, Juanicipio processed 5% more tonnes in 2024, impacting units of production depreciation.

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

Cash operating margin (gross profit plus depreciation divided by sales) increased from 61% to 76%, mainly due to reduced operating costs as well as positive commodity prices augmented by operational leverage and no processing at the nearby Fresnillo and Saucito processing facilities.

Other expenses decreased by $15,249 mainly as a result of lower consulting and administrative expenses ($4,449), higher foreign exchange gains and other costs ($7,284) driven mainly by a weakening in the Mexican peso versus the US dollar, and lower interest expense ($8,986) as Juanicipio reduced its outstanding shareholder loans balance by $209,920 over the course of 2024, offset by higher selling and other duties ($5,470) driven by the commencement of commercial pyrite concentrate production in Q2 2024.

Taxes increased by $123,800 mainly due to higher taxable profits generated during 2024, as well as non-cash deferred tax charges on fixed assets driven by a depreciation in the Mexican peso versus the US dollar.

Gross Profit from Ore Processed at Juanicipio Plant (100% basis)

Year Ended December 31, 2024 (1,328,178 tonnes processed)				Year Ended December 31, 2023
Metals Sold	Quantity	Average Price $	Amount $	Amount $
Silver	16,590,111 ounces	28.78 per oz	447,480	362,457
Gold	33,111 ounces	2,431 per oz	80,484	62,774
Lead	16,507 tonnes	0.92 per lb.	33,581	24,746
Zinc	25,224 tonnes	1.28 per lb.	71,087	42,496
Treatment, refining, and other processing costs (2)			(35,266)	(50,185)
Sales			627,366	442,288
Production cost			(153,521)	(171,830)
Depreciation and amortization (1)			(91,197)	(68,475)
Gross Profit			382,648	201,983

(1) The underground mine was considered readied for its intended use on January 1, 2022, whereas the Juanicipio processing facility started commissioning and ramp-up activities in January 2023, achieving commercial production status on June 1, 2023.

(2) Includes toll milling costs from processing mineralized material at the Saucito and Fresnillo plants for the year ended December 31, 2023.

Sales and treatment charges are recorded on a provisional basis and are adjusted based on final assay and pricing adjustments in accordance with the offtake contracts.

Three months ended December 31, 2024

Sales increased by $29,219 during the three months ended December 31, 2024, mainly due to 25% higher realized metal prices and $5,460 lower treatment, refining and toll milling costs driven mainly by updated favorable benchmark treatment and refining pricing terms and no toll milling at the Saucito processing facility during Q4 2024, offset by 7% lower metal volumes.

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

Production costs decreased by $7,827 mainly due to Juanicipio depleting higher-cost stockpiles in Q4 2023 ($3,955), and lower mining, milling and general and administrative expenses (“G&A expenses”) ($3,872).

Depreciation increased by $1,789 impacted by an increased depreciable asset cost base.

Cash operating margin (gross profit plus depreciation divided by sales) increased from 65% to 76%, mainly due to positive commodity price movements, lower treatment and refining costs and reduced operating costs.

Other expenses decreased by $11,916 mainly as a result of lower consulting and administrative expenses ($6,303), positive foreign exchange differences ($3,510) and lower interest expense ($4,129) as Juanicipio reduced its outstanding shareholder loans balance by $209,920 over the course of 2024, offset by higher selling costs and other duties ($1,176) which were impacted by the commencement of commercial pyrite concentrate production during Q2 2024.

Taxes increased by $38,757 mainly due to higher taxable profits generated during Q4 2024, as well as non-cash deferred tax charges on fixed assets driven by a weakening in the Mexican peso versus the US dollar.

Gross Profit from Ore Processed at Juanicipio Plant (100% basis)

Three Months Ended December 31, 2024 (333,612 tonnes processed)				Three Months Ended December 31, 2023
Metals Sold	Quantity	Average Price $	Amount $	Amount $
Silver	3,861,861 ounces	30.87 per oz	119,213	100,186
Gold	7,894 ounces	2,655 per oz	20,959	18,900
Lead	4,281 tonnes	0.88 per lb.	8,264	8,146
Zinc	5,942 tonnes	1.38 per lb.	18,032	15,476
Treatment, refining, and other processing costs (1)			(6,263)	(11,723)
Sales			160,204	130,985
Production cost			(38,272)	(46,100)
Depreciation and amortization			(23,263)	(21,474)
Gross Profit			98,669	63,412

(1) Q4 2023 includes toll milling costs from processing mineralized material at the Saucito plant.

Sales and treatment charges are recorded on a provisional basis and are adjusted based on final assay and pricing adjustments in accordance with the offtake contracts.

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

Cash Flow Results

The following table provides a summary of cash flows for Juanicipio for the three months and years ended December 31, 2024 and 2023:

	Three months ended		Year ended
	December 31,	December 31,	December 31,	December 31,
	2024	2023	2024	2023
	$	$	$	$
Cash provided by (used in):
Operating activities	111,568	84,146	356,691	145,064
Investing activities	(32,397)	(21,741)	(63,326)	(83,393)
Financing activities	(122,612)	(42,997)	(282,335)	(19,906)
Impact of foreign exchange on cash and cash equivalents	(148)	71	(749)	46
(Decrease) Increase in cash and cash equivalents during the period	(43,589)	19,479	10,281	41,810
Cash and cash equivalents, beginning of period	96,782	23,434	42,913	1,102
Cash and cash equivalents, end of period	53,193	42,913	53,193	42,913

a)	Cash flows from operating activities

During the year ended December 31, 2024, cash flow from operating activities increased by $211,627 mainly as a result of higher operating margins driven by 14% higher metal volumes and 19% higher realized metal prices, as well as lower tax payments of $27,877. The lower tax payments were driven by significant remittances to the Mexican tax authorities made in 2023 to extinguish substantial 2022 tax and mining duty obligations and the commencement of provisional tax instalments.

During the three months ended December 31, 2024, cash flow from operating activities increased by $27,422 mainly as a result of higher operating margins driven by 25% higher realized metal prices offset by 7% lower metal volumes, and higher tax payments of $12,370.

b)	Cash used in investing activities

For the year ended December 31, 2024, net cash used in investing activities decreased by $20,067, primarily due to a $36,143 reduction in property, plant, and equipment expenditures. This decline reflects the project’s transition from capital-intensive development to the commissioning and operational ramp-up phase in 2023 to steady-state operations in 2024. The decrease was partially offset by an increase of $18,869 in sustaining capital expenditures, which were directed towards ongoing mine development and preparation to support ongoing and future operations in the latter part of the year.

For the three months ended December 31, 2024, net cash used in investing activities increased by $10,657. This increase was primarily driven by a $17,003 rise in sustaining capital expenditures to support ongoing mine development and future operations. The impact of these higher expenditures was partially mitigated by an $8,090 reduction in property, plant, and equipment expenditures as Juanicipio completed its transition from commissioning and ramp-up in 2023 to steady-state operations in 2024.

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

c)	Cash from (used in) financing activities

During the year ended December 31, 2024, net cash used in financing activities increased by $262,429 due to an inaugural dividend of $60,000 to shareholders, as well as $221,320 (year ended December 31, 2023: $75,850) of loan and interest repayments to shareholders, offset by a nil (year ended December 31, 2023: $56,800) cash injection from shareholders.

During the three months ended December 31, 2024, net cash used in financing activities increased by $79,614 due to an inaugural dividend of $60,000 to shareholders, as well as $62,384 (three months ended December 31, 2023: $42,693) of loan and interest repayments to shareholders.

d)	Liquidity position

With commercial production declared on June 1, 2023, Juanicipio is demonstrating its ability to sustain nameplate production levels. Going forward, cash flow from operations, along with the cash held by Juanicipio at December 31, 2024 of $53,193 are expected to fund ongoing requirements.

5.	DEER TRAIL PROJECT

BACKGROUND AND HISTORY

MAG executed an option agreement (the “Deer Trail Agreement”) effective December 20, 2018 to acquire and consolidate 100% of the historic Deer Trail mine and surrounding Alunite Ridge area in Piute County, Utah (the “Deer Trail Project”). The Deer Trail Project includes a mixture of patented and unpatented claims totaling approximately 6,500 hectares (“ha”). The counterparties to the Deer Trail Agreement contributed their respective Deer Trail claims and property rights to a newly formed company for a 99% interest in the company, with MAG holding the other 1% interest. MAG is the project operator and has the right to earn a 100% interest in the company and the Deer Trail Project, with the counterparties retaining a 2% net smelter returns royalty. In order to earn in 100%, MAG must make a total of $30,000 in escalating annual exploration expenditures (criteria met: $36,439 expended to December 31, 2024) and $2,000 in advanced royalty payments ($1,050 paid to December 31, 2024), both over the 10-year term of the Deer Trail Agreement, by December 2028. All minimum obligatory commitments under the Deer Trail Agreement have been satisfied as of December 31, 2024.

The Company believes that the Deer Trail Project is a silver-rich Carbonate Replacement Deposit related to one or more porphyry intrusive centres. Consolidating the property package allows MAG to apply its integrated district scale exploration model and apply new technologies to the search for an entire suite of mineralization systems expected to occur on the property. During 2024, 5,845 metres have been drilled from surface (three months ended December 31, 2024: 1,064 metres). Four holes have been completed during the year, three at Carissa and one in the Deer Trail Mine Corridor.

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

Exploration at Deer Trail took a significant step forward in 2024 with work on two MAG discoveries, the Carissa copper-silver skarn and the Nodular Gold Zone, further outlining the scale of the mineralized hydrothermal system on the Deer Trail Project. Exploration challenges associated with very difficult drilling conditions continued and MAG is currently working on finding ways to mitigate exploration costs by pre-collaring drill holes with cased Reverse Circulation (“RC”) pilot holes through the difficult upper 300 – 400 metres of heavily fractured quartzite rocks. In addition, MAG is exploring all avenues to maximize shareholder value and reduce discovery risk and cost to move the Deer Trail Project forward given the scale of the opportunity.  MAG is well positioned to make targeted and cost-effective exploration decisions in 2025 with the tools in place to more confidently vector to mineralization with a large inventory of drill-ready targets. Results of and an update on the Deer Trail Project were reported on February 24, 2025 (for more information, please see news release dated February 24, 2025 available under the Company’s SEDAR+ profile at www.sedarplus.ca).

During the year ended December 31, 2024, and 2023, the Company has incurred the following exploration and evaluation expenditures on the Deer Trail Project:

	December 31,	December 31,
	2024	2023
	$	$
Deer Trail Project
Option and other payments	200	275
Total acquisition costs	200	275
Drilling and geotechnical	8,905	5,854
Camp and site costs	401	875
Land taxes and government fees	239	213
Legal, community and other consultation costs	357	343
Travel	182	190
Total for the year	10,284	7,750
Balance, beginning of year	27,315	19,565
Total Deer Trail Project cost	37,599	27,315

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

6.	LARDER PROJECT

BACKGROUND AND HISTORY

Through the acquisition of Gatling Exploration Inc. in 2022, the Company acquired 100% of the Larder Project in Ontario (the “Larder Project”), for which the Company recognized $15,187 in exploration and evaluation assets.

On March 22, 2024, the Company, through its Gatling subsidiary, acquired 100% ownership of the Goldstake property, contiguous to its Larder Project, from Goldstake Explorations Inc. and Transpacific Resources Inc., for consideration of C$5,000. The Goldstake Property has seen minimal exploration activity, however it displays hallmark features, common in large orogenic gold camps in the region including identified second and third order structures with shallow documented historical high-grade intercepts of 29.46 g/t gold over 10 metres and 28.65 g/t gold over 3 metres which are open at depth.

The Larder Project hosts numerous gold zones along the CLB, 35km east of Kirkland Lake and is comprised of patented and unpatented claims, leases and mining licenses of occupation within the McVittie and McGarry townships. The concessions associated with the Larder Project are all in good standing with various underlying obligations or royalties associated with individual mineral claims and varying payments upon a production announcement. MAG retained the Larder Project exploration team and has since added to it. Surface drilling at Twist, Swansea, Long Conglomerate, Kir Vit, and North Green Carbonate Zone totalled 41,447 metres in 2024 (three months ended December 31, 2024: 11,636 metres). Results of and an update on the Larder Project were reported on February 24, 2025 (for more information, please see news release dated February 24, 2025 available under the Company’s SEDAR+ profile at www.sedarplus.ca).

During the year ended December 31, 2024, and 2023, the Company has incurred the following exploration and evaluation expenditures on the Larder Project:

	December 31,	December 31,
	2024	2023
	$	$
Larder Project
Acquisition of exploration property	3,802	-
Total acquisition costs	3,802	-
Drilling and geotechnical	10,896	6,357
Camp and site costs	1,773	772
Land taxes and government fees	40	43
Legal, community and other consultation costs	535	347
Travel	151	109
Total for the year	17,197	7,628
Balance, beginning of year	25,322	17,694
Total Larder Project cost	42,519	25,322

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

7.	OUTLOOK

Juanicipio Outlook

All material mined at Juanicipio is now being processed through the Juanicipio processing facility, with the resulting gravimetric, lead (silver-rich) and zinc concentrates treated at market terms under offtake agreements with Met-Mex Peñoles, S.A. de C.V. (an affiliate of Fresnillo). A pyrite concentrate is also produced and sold at market terms by Fresnillo. The Operator Services Agreement became effective upon the declaration of commercial production on June 1, 2023, whereby Fresnillo and its affiliates will continue to operate the mine for a fee of $13,000 per annum. With the plant operating at nameplate capacity, the focus is now on ongoing cost and operational optimization.

As reported by Fresnillo, for 2025, silver production at Juanicipio is forecasted to range between 14.7 million and 16.7 million ounces yielding between 13.1 million and 14.9 million payable ounces. This guidance is based on a throughput rate of 4,000 tonnes per operating day at a head grade range of 380 g/t to 430 g/t silver. Gold head grade is expected to range between 1.2 g/t to 1.4 g/t. Cost guidance reflects ongoing optimization efforts and sustaining capital investments with cash cost4 and all-in sustaining cost4 forecast to range between ($1.00) to $1.00 and $6.00 to $8.00 per silver ounce sold, respectively. Sustaining capital expenditures for 2025 are estimated between $70,000 and $80,000, with key investments including:

●	expansion of the tailings dam to provide approximately six years of deposition capacity; and
●	development of underground workshops, electrical and pumping infrastructure, and ventilation systems to support continued mine development and operations.

Expansionary capital expenditures for 2025 are estimated between $22 million and $28 million and are related to the installation of the underground conveyor system which is expected to be commissioned in late 2026 supporting expanded mining rates, delivering enhanced efficiencies and mining cost reductions.

During 2025, Juanicipio plans to drill a total of 50,500 metres, with 33,500 metres from underground and 17,000 metres from surface. The underground program is scheduled to focus on infill drilling the Anticipada, Valdecañas, Pre-Anticipada, Ramal1 and Ramal 2 veins. Underground drilling will also focus on expanding veins to increase resources and explore for new mineralization. Surface drilling will focus on exploring the 70% of the Cañada Honda Structure that remains untested, drilling Mesa Grande, and further test the Juanicipio vein at depth.

Deer Trail Outlook

The 2025 exploration plan and budget for Deer Trail are currently being finalized, integrating recent seismic work, airborne studies and ongoing data analysis to prioritize drill targets. The focus remains on systematically testing the “hub-and-spoke” CRD to intrusive source model, targeting high-grade polymetallic CRD/Skarn style mineralization. Drilling is anticipated to commence in the second half of 2025. To mitigate high drilling costs in the challenging ground conditions, MAG is actively evaluating the use of RC pre-collared pilot holes as well as exploring all avenues to maximise shareholder value and reduce discovery risk and costs, demonstrating a pragmatic and efficient approach to project advancement.

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

Larder Project Outlook

Interpretation of the extensive 2024 exploration program is in its final stages and is guiding targeting for a focused 2025 drill program expected to commence in the second half of the year.  Planned drilling will target:

●	Follow-up testing: Drilling is planned to follow-up on numerous targets in newly discovered mineralization on 2nd and 3rd order structures, including the Long Conglomerate and the Swansea area.
●	Initial Drilling at Goldstake: Drill testing the Instant Pond and F Zone prospects below the encouraging surface samples taken in 2024 and historic shallow drill intercepts.
●

Fernland: Potential shallow to mid-level (300 – 600 metre vertical depth) testing of the Fernland deposit, which has only seen relatively shallow historic drilling and is open to depth. It is the last of the three well defined zones on the CLB that still require testing and confirmation by MAG.

8.	SUMMARY OF ANNUAL AND QUARTERLY INFORMATION

Selected Annual Information

The following table summarizes selected financial data for the Company’s three most recently completed financial years. The information set forth below should be read in conjunction with the 2024 Financial Statements and related notes thereto. All figures are reported in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2024	2023	2022
	$	$	$
Income from equity accounted investment in Juanicipio	92,875	65,099	40,767
Interest income (1)	4,611	2,594	630
General and administrative expenses	14,790	13,461	12,352
Net income (2)	77,779	48,659	17,644
Net income per share	0.75	0.47	0.18
Diluted net income per share	0.75	0.47	0.18
Total assets (3)	611,072	520,530	407,829
Non-current liabilities (4)	16,120	8,982	3,470
Dividends (5)	Nil	Nil	Nil

Notes:

(1)

The Company’s only source of interest income during the years ended December 31, 2024, 2023 and 2022 was interest earned on cash, cash equivalents and term deposits. The amount of interest earned correlates directly with the amount of cash, cash equivalents and term deposits on hand during the year referenced and prevailing interest rates at the time. Interest from the Juanicipio loans, where MAG owns a 44% interest, is recognized through MAG’s income from equity accounted investment in Juanicipio (see ‘Results of the Juanicipio’ above) as applicable.

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

(2)

The Company’s normal course of business is to explore, evaluate and develop its mineral properties as appropriate. The income variation from year to year above reflects, amongst other things, MAG’s income from its equity accounted investment in Juanicipio of $92,875 in 2024, compared to $65,099 and $40,767 in 2023 and 2022 respectively, the periodic impairment of exploration and evaluation assets (a non-cash charge) of nil in 2024 (nil in 2023 and $10,471 in 2022), and share based payment expense (a non-cash charge).

(3)

Included in ‘Total assets’ at the end of 2024, the Company held $162,347 in cash, compared to $68,707 at the end of 2023 and $29,955 at the end of 2022. No financings were completed in 2024, whereas two bought deal financings totaling $59,691 in aggregate gross proceeds were completed in 2023, and no financings were completed in 2022. Also included in ‘Total assets’ at the end of 2024, the Company’s investment in Juanicipio totalled $364,014, compared to $394,622 and $338,316 at the end of 2023 and 2022, respectively.

(4)

Included in ‘Non-current liabilities’ at the end of 2024, the Company had a $13,536 deferred income tax liability, compared to $8,498 and $2,921 at the end of 2023 and 2022, respectively. The Company’s deferred tax liability is mainly driven by the income from its equity accounted investment in Juanicipio, and specific to 2023 by the renunciation of tax deductions related to the Company’s Flow-Through Shares financing partially offset by previous tax losses. In addition, ‘Non-current liabilities’ at the end of 2024 also included a $2,100 lease obligation compared to nil and $140 in 2023 and 2022, respectively.

(5)

Since inception, and as at December 31, 2024, the Company has not declared or paid dividends on its Common Shares. However, MAG declared an inaugural fixed dividend of $0.02 per share and an additional cash flow linked dividend of $0.16 per share (based on 30% of cash received from Juanicipio during Q4) for a total dividend of $0.18 per share payable on April 21, 2025 to shareholders on record as of April 4, 2025. The Company expects to pay dividends quarterly following the release of its quarterly results.

Selected Quarterly Information

The following table summarizes selected financial data for the Company’s eight most recently completed financial quarters. The information set forth below should be read in conjunction with the 2024 Financial Statements and related notes thereto. All figures are reported in accordance with IFRS Accounting Standards.

	2024				2023
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$	$	$
Income from equity accounted investment in Juanicipio (1)	22,956	25,552	25,123	19,244	21,069	13,692	22,419	7,919
Interest income (2)	1,520	1,336	928	827	726	663	641	564
Other income (3)	249	533	650	537	388	269	233	127
General and administrative expenses	3,738	3,529	3,622	3,901	2,995	4,094	3,233	3,272
Net income (4)	18,978	22,292	21,614	14,895	15,694	8,862	19,390	4,713
Net income per share	0.18	0.22	0.21	0.14	0.14	0.09	0.19	0.05
Diluted net income per share	0.18	0.22	0.21	0.14	0.14	0.09	0.19	0.05

Notes:

(1)

Income from equity accounted investment in Juanicipio is often materially affected by changes in volatile metal prices, start-up and ramp-up activities associated with mining and processing, non-cash deferred tax movements related to assets as well as fluctuating feed grades as the operations approached steady state. Q2 2023 through Q4 2024 higher income from equity accounted investment in Juanicipio is mainly due to higher metal prices and processing more ore than in prior periods as Juanicipio transitioned through mill commissioning, operational ramp-up, and ultimately achieved nameplate production levels during September 2023 (see ‘Results of Juanicipio’ above).

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

(2)

The Company’s only source of interest income during the quarters listed above was interest earned on cash, cash equivalents and term deposits. The amount of interest earned correlates directly to the amount of cash, cash equivalents and term deposits on hand during the period referenced and prevailing interest rates at the time. Interest from the Juanicipio loans, where MAG owns a 44% interest, is recognized through MAG’s income from equity accounted investment in Juanicipio (see ‘Results of the Juanicipio’ above) as applicable.

(3)

On February 16, 2023, the Company closed a $17,133 (C$23,024) bought deal private placement of Common Shares issued on a “flow-through” basis within the meaning of the Income Tax Act (Canada) (the “Flow-Through Shares”), for which the Company recorded a $2,986 Flow-Through Share premium liability. As eligible expenditures are incurred, the Company records associated amortization of the Flow-Through Share premium liability in other income. As at December 31, 2024, the Company has fully depleted its Flow-Through Share premium liability.

(4)

Net income (loss) by quarter is often materially affected by the timing and recognition of large non-cash expenses (specifically share-based payments, exploration and evaluation property impairments, and deferred tax changes) as discussed below when applicable in “Review of Financial Results”.

9.	REVIEW OF FINANCIAL RESULTS

Year Ended December 31, 2024 vs. Year ended December 31, 2023

	December 31,	December 31,
	2024	2023
	$	$

Income from equity accounted investment in Juanicipio	92,875	65,099
General and administrative expenses	(14,790)	(13,461)
General exploration and business development	(642)	(736)
Operating Income	77,443	50,902

Interest income	4,611	2,594
Other income	1,969	1,017
Financing costs	(726)	(133)
Foreign exchange loss	(480)	(144)
Income before income tax	82,817	54,236

Deferred income tax expense	(5,038)	(5,577)

Net income	77,779	48,659

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

Income from equity accounted investment in Juanicipio increased to $92,875 for the year ended December 31, 2024 (December 31, 2023: $65,099), representing the Company’s 44% equity interest in the Juanicipio Mine and is discussed above on a 100% basis in ‘Results of Juanicipio’.

General and administrative expenses increased to $14,790 during the year ended December 31, 2024 (December 31, 2023: $13,461) due to:

●

an increase in share-based compensation to $3,829 (December 31, 2023: $2,894) mainly due to the 2023 reassessment of certain long term incentive units granted to employees of the Company, and the inducement grant for the appointment of an independent director in January 2024;

●

an increase in legal fees to $856 (December 31, 2023: $433) is mainly associated with the Company’s base shelf prospectus and NCIB as well as security related costs pertaining to the Company’s Credit Facility (entered into October 2023);

●

Juanicipio oversight costs increasing to $861 (December 31, 2023: $687) as a result of being expensed through profit and loss subsequent to the declaration of commercial production at Juanicipio in June 2023;

●

an increase in depreciation and amortization expense to $659 (December 31, 2023: $352) mainly due to Juanicipio achieving commercial production in June 2023, resulting in the recording of amortization of accumulated capitalized Juanicipio oversight expenditures; and

●	a decrease in compensation and consulting fees to $4,568 (December 31, 2023: $4,985) mainly due to higher executive search and consultant fees incurred by the Company in 2023.

Interest income increased to $4,611 during the year ended December 31, 2024 (December 31, 2023: $2,594) mainly due to higher cash balances compared to the comparative period.

Other income increased to $1,969 during the year ended December 31, 2024 (December 31, 2023: $1,017) mainly due to higher eligible exploration spend driving higher amortization of the Company’s Flow-Through Share premium liability.

Financing Costs increased to $726 during the year ended December 31, 2024 (December 31, 2023: $133) mainly attributable to the amortization of deferred financing and commitment fees from the Company’s Credit Facility (entered into October 2023).

Deferred income tax expense slightly decreased to $5,038 during the year ended December 31, 2024 (December 31, 2023: $5,577) and is primarily driven by the income from the equity accounted investment in Juanicipio recognized by the Company and the 2023 renunciation of tax deductions related to the Company’s Flow-Through Shares financing which were partially offset by previous tax losses.

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

Three months ended December 31, 2024 vs. Three months ended December 31, 2023

		For the three months ended
	December 31,	December 31,
	2024	2023
	$	$

Income from equity accounted investment in Juanicipio	22,956	21,069
General and administrative expenses	(3,738)	(2,862)
General exploration and business development	(52)	(126)
Operating Income	19,166	18,081

Interest income	1,520	726
Other income	249	388
Financing costs	(173)	(133)
Foreign exchange loss	(336)	60
Income before income tax	20,426	19,122

Deferred income tax expense	(1,448)	(3,428)

Net income	18,978	15,694

Income from equity accounted investment in Juanicipio increased to $22,956 for the three months ended December 31, 2024 (December 31, 2023: $21,069), representing the Company’s 44% equity interest in the Juanicipio Mine and is discussed above on a 100% basis in ‘Results of Juanicipio’.

General and administrative expenses increased to $3,738 during the three months ended December 31, 2024 (December 31, 2023: $2,862) due to:

●	an increase in share-based compensation to $819 (December 31, 2023: $297) mainly due to the 2023 reassessment of certain long term incentive units granted to employees of the Company; and
●	an increase in legal to $459 (December 31, 2023: $89) is mainly associated with security related costs pertaining to the Company’s Credit Facility (entered into October 2023).

Interest income increased to $1,520 during the three months ended December 31, 2024 (December 30, 2023: $726) mainly due to higher cash balances compared to the comparative period.

Other income decreased to $249 during the three months ended December 31, 2024 (December 31, 2023: $388) mainly due to lower eligible exploration spend driving lower amortization of the Flow-Through Share premium liability, which was fully amortized as of November 2024.

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

Deferred income tax expense decreased to $1,448 during the three months ended December 31, 2024 (December 31, 2023: $3,428) and is primarily driven by the income from the equity accounted investment in Juanicipio recognized by the Company, and the 2023 renunciation of tax deductions related to the Company’s Flow-Through Shares financing which were partially offset by previous tax losses.

10.	FINANCIAL POSITION

The following table summarizes MAG’s financial position as at December 31, 2024 and December 31, 2023:

	December 31,	December 31,
	2024	2023
	$	$
Assets
Current assets
Cash	162,347	68,707
Other current assets	1,385	3,346
Total current assets	163,732	72,053
Non-current assets
Investment in Juanicipio	364,014	394,622
Exploration and evaluation assets	80,118	52,637
Deferred financing fees	569	909
Property and equipment	2,631	301
Investments	8	8
	447,340	448,477
Total assets	611,072	520,530
Liabilities
Current liabilities	3,619	4,791
Non-current liabilities	16,120	8,982
Total liabilities	19,739	13,773
Total equity	591,333	506,757
Total liabilities and equity	611,072	520,530

Cash totalled $162,347 as at December 31, 2024 compared to $68,707 at December 31, 2023, with the increase primarily attributable to $97,376 of Juanicipio loan principal and interest repayments, and a $26,400 inaugural dividend payment from Juanicipio (see ‘Company’s investment in Juanicipio’ below), offset by $22,717 in exploration and evaluation expenditures as well as $3,802 attributable to the acquisition of the Goldstake exploration property (see ‘Cash Flows - Investing Activities’ below).

Other current assets as at December 31, 2024 include accounts receivable of $816 (December 31, 2023: $1,559) and prepaid expenses of $569 (December 31, 2023: $1,787).

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

The equity accounted investment in Juanicipio decreased from $394,622 at December 31, 2023 to $364,014 at December 31, 2024. This movement was mainly driven by $92,361 in repayment of loans from Juanicipio, a $26,400 inaugural dividend payment from Juanicipio, and $4,197 of interest earned reclassified to receivables, offset by MAG’s share of earnings from Juanicipio of $92,875 - as depicted below in ‘Company’s investment in Juanicipio’.

Exploration and evaluation assets as at December 31, 2024 increased to $80,118 (December 31, 2023: $52,637) reflecting exploration expenditures incurred on the Deer Trail Project ($10,284) and the Larder Project ($17,197 which includes $3,802 for acquisition of the Goldstake exploration property) during the year ended December 31, 2024.

Current liabilities as at December 31, 2024 decreased to $3,619 (December 31, 2023: $4,791) driven primarily by a decrease in the Flow-Through Share premium liability as a result of eligible exploration spend on the Larder Project.

Non-current liabilities of $16,120 as at December 31, 2024 (December 31, 2023: $8,982) includes a deferred income tax liability of $13,536 (December 31, 2023: $8,498), which is primarily driven by the income from the equity accounted investment in Juanicipio recognized by the Company, a lease obligation of $2,100 (December 31, 2023: nil), and a $484 reclamation provision (December 31, 2023: $484).

Company’s investment in Juanicipio

The following table provides a summary of the Company’s investment relating to its interest in Juanicipio as at December 31, 2024 and 2023:

	December 31,	December 31,
	2024	2023
	$	$
Balance, beginning of period	394,622	338,316
Juanicipio oversight expenditures incurred 100% by MAG	-	384
Amortization of Juanicipio's oversight expenditures incurred 100% by MAG	(526)	(305)
Loan repayments from Juanicipio	(92,361)	(25,714)
Dividends received from Juanicipio	(26,400)	-
Cash contributions and advances to Juanicipio	-	24,992
Total for the period	(119,286)	337,673
Income from equity accounted Investment in Juanicipio	92,875	65,099
Interest earned, reclassified to accounts receivable	(4,197)	(8,150)
Balance, end of period	364,014	394,622

During the year ended December 31, 2024 the Company did not capitalize any Juanicipio oversight expenditures as, following the declaration of commercial production in June 2023, the Company started expensing Juanicipio oversight expenditures and recording amortization of accumulated capitalized Juanicipio oversight expenditures.

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

11.	CASH FLOWS

The following table summarizes MAG Silver’s cash flow activities for the years ended December 31, 2024 and 2023:

	For the year ended,
	December 31,	December 31,
	2024	2023
	$	$
Operating activities before movements in non-cash working capital	(7,430)	(8,067)
Movements in non-cash working capital	1,433	(851)
Operating activities	(5,997)	(8,918)
Investing activities	97,089	(7,243)
Financing activities	2,371	54,928
Effect of exchange rate changes on cash	177	(15)
Increase / (decrease) in cash during the year	93,640	38,752
Cash, beginning of year	68,707	29,955
Cash, end of year	162,347	68,707

Operating Activities

During the year ended December 31, 2024, MAG used $5,997 in cash for operations (December 31, 2023: $8,918) primarily for the payment of corporate office expenses. The decrease in cash used for operations was largely driven by changes in working capital items, mainly in prepaid expenses, accounts receivable, and trade and other payables.

Investing Activities

During the year ended December 31, 2024, cash from investing activities amounted to $97,089 (December 31, 2023: cash used of $7,243). The increase in cash from investing activities was driven by loan and interest repayments from Juanicipio of $97,376 (December 31, 2023: $33,353), a $26,400 inaugural dividend payment from Juanicipio (December 31, 2023: nil), offset by cash contributions to Juanicipio of nil (December 31, 2023: $25,376) and $26,519 (which includes $3,802 for the acquisition of exploration property) in exploration and evaluation expenditures across the Deer Trail and Larder Projects (December 31, 2023: $15,220).

Financing Activities

During the year ended December 31, 2024, cash received from financing activities amounted to $2,371 (December 31, 2023: $54,928). The decrease in cash received from financing activities mainly related to equity financings of nil (December 31, 2023: $55,748, completed in Q1 2023) and the issuance of Common Shares from exercising stock options amounting to $2,548 (December 31, 2023: $307).

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

12.	NON-IFRS MEASURES

The Company has included certain non‐IFRS performance measures throughout this MD&A. These performance measures are employed by management to assess the Company’s operating and financial performance and to assist in business decision‐making. The Company believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, certain investors and other stakeholders use this information to evaluate the Company’s operating and financial performance; however, as explained elsewhere herein, these non-IFRS performance measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other issuers. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards.

Juanicipio does not calculate this information for use by both shareholders (Fresnillo 56%, and MAG 44%), rather it is calculated by the Company solely for the Company’s own disclosure purposes and may differ from the non-IFRS measures calculated and presented by Fresnillo.

Cash cost per ounce

The Company has included the non-IFRS performance measure cash cost per ounce on a by‐product basis throughout this MD&A. In the gold and silver mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non‐regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by many gold and silver mining companies. Management uses cash cost per ounce to monitor the operating performance of Juanicipio. The Company believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, some investors use this information to evaluate the Company’s performance and ability to generate cash flow, distribution of which is subject to the terms of the Juanicipio shareholders’ agreement. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Other companies may calculate cash cost per ounce differently.

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

The following table provides a reconciliation of cash cost per silver ounce of Juanicipio to production cost of Juanicipio on a 100% basis (the nearest IFRS Accounting Standards measure) as presented in the notes to the 2024 Financial Statements.

	Three months ended December 31,		Year ended December 31,
(in thousands of US$, except per ounce amounts)	2024	2023	2024	2023
Production cost as reported	38,272	46,100	153,521	171,830
Depreciation on inventory movements	(512)	(1,120)	489	(3,919)
Adjusted production cost	37,760	44,979	154,009	167,911
Treatment, refining, and other processing costs	6,263	11,723	35,266	50,185
By-product revenues (2)	(47,255)	(42,523)	(185,151)	(130,016)
Extraordinary mining and other duties	3,440	1,413	10,415	4,945
Total cash costs (1)	209	15,594	14,539	93,025
Add back by-product revenues (2)	47,255	42,523	185,151	130,016
Total cash costs for equivalent silver (1)	47,463	58,116	199,690	223,041
Silver ounces sold	3,861,861	4,150,584	16,590,111	15,317,765
Equivalent silver ounces sold (3)	5,392,652	6,203,678	23,023,226	20,812,352
Cash cost per silver ounce sold ($/ounce)	0.05	3.76	0.88	6.07
Cash cost per equivalent silver ounce sold ($/ounce)	8.80	9.37	8.67	10.72

(1)

As Q3 2023 represented the first full quarter of commercial production, information presented for total cash costs and total cash costs for equivalent silver together with their associated per unit values are not directly comparable.

(2)	By-product revenues relate to the sale of other metals namely gold, lead, and zinc.
(3)

Equivalent silver ounces sold have been calculated using realized prices to translate gold, lead and zinc to “equivalent” silver ounces sold (metal quantity, multiplied by metal price, divided by silver price). Three months and year ended December 31, 2024 realized prices: $30.87/oz silver, $2,655.16/oz gold, $0.88/lb lead, $1.38/lb zinc and $28.78/oz silver, $2,430.76/oz gold, $0.92/lb lead, $1.28/lb zinc, respectively (three months and year ended December 31, 2023 realized prices: $24.14/oz silver, $2,066.36/oz gold, $0.94/lb lead, $1.14/lb zinc and $23.66/oz silver, $1,978.07/oz gold, $0.96/lb lead, $1.15/lb zinc, respectively).

All-in sustaining cost per ounce

In June 2013, the World Gold Council, a non‐regulatory association of many of the world’s leading gold mining companies was established to promote the use of gold to industry, provided guidance for the calculation of “all‐in sustaining cost per gold ounce” in an effort to encourage improved understanding and comparability of the total costs associated with mining and producing an ounce of gold. The Company, in applying the same methodology for its silver production, has adopted the reporting of “all‐in sustaining cost per silver ounce”, which is a non‐IFRS performance measure. The Company believes that the all‐in sustaining cost per silver ounce measure provides additional insight into the costs of producing silver by capturing all of the expenditures required for the discovery, development and sustaining of silver production and allows the Company to assess Juanicipio’s ability to support capital expenditures to sustain future production from the generation of operating cash flows. The Company believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, some investors use this information to evaluate Juanicipio’s performance and ability to generate cash flow, distribution of which is subject to the terms of the Juanicipio shareholders’ agreement. Other companies may calculate all‐in sustaining cost per ounce differently. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards.

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

All‐in sustaining costs adjust “Total cash costs” for G&A expenses, exploration expenditures (sustaining in nature), sustaining capital expenditures, sustaining lease payments and interest expense, and accretion on closure and reclamation costs. Exploration expenditures (sustaining in nature), sustaining capital expenditures, sustaining lease payments and interest expense, and accretion on closure and reclamation costs are not line items on Juanicipio’s financial statements. Sustaining capital expenditures are defined as those capital expenditures which do not materially benefit annual or life of mine silver ounce production at a mine site.

A material benefit to a mine site is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation. As such, sustaining capital expenditures exclude all expenditures at Juanicipio which are deemed expansionary in nature (see reconciliation below). Accretion on reclamation and closure costs represents the growth in Juanicipio’s decommissioning provision due to the passage of time. This amount does not reflect cash outflows, but it is considered to be representative of the periodic costs of closure and reclamation. Lease payments on mining and service lease agreements represent cash outflows while interest expense represents the financing component inherent in the lease. Reclamation cost accretion and lease interest are included in finance expense in the Juanicipio’s results as disclosed in the notes to the 2024 Financial Statements.

The following table provides a reconciliation of all-in sustaining costs of Juanicipio to production cost and various operating expenses of Juanicipio on a 100% basis (the nearest IFRS Accounting Standards measure), as presented in the notes to the 2024 Financial Statements.

	Three months ended December 31,		Year ended December 31,
(in thousands of US$, except per ounce amounts)	2024	2023	2024	2023
Total cash costs	209	15,594	14,539	93,025
General and administrative expenses	3,350	9,653	14,319	18,768
Exploration	1,825	1,454	8,155	7,575
Sustaining capital expenditures	27,995	10,992	53,597	37,728
Sustaining lease payments	227	304	1,016	856
Interest on lease liabilities	(14)	(17)	(60)	(48)
Accretion on closure and reclamation costs	63	61	273	247
All-in sustaining costs (1)	33,654	38,041	91,839	158,151
Add back by-product revenues (2)	47,255	42,523	185,151	130,016
All-in sustaining costs for equivalent silver (1)	80,909	80,563	276,991	288,167
Silver ounces sold	3,861,861	4,150,584	16,590,111	15,317,765
Equivalent silver ounces sold (3)	5,392,652	6,203,678	23,023,226	20,812,352
All-in sustaining cost per silver ounce sold ($/ounce)	8.71	9.17	5.54	10.32
All-in sustaining cost per equivalent silver ounce sold ($/ounce)	15.00	12.99	12.03	13.85
Average realized price per silver ounce sold ($/ounce)	30.87	24.14	28.78	23.66
All-in sustaining margin ($/ounce)	22.15	14.97	23.25	13.34
All-in sustaining margin ($/equivalent ounce)	15.87	11.15	16.75	9.82
All-in sustaining margin	85,559	69,180	385,641	204,306

(1)

As Q3 2023 represented the first full quarter of commercial production, information presented for all-in sustaining costs, all-in sustaining costs for equivalent silver, and all-in sustaining margin together with their associated per unit values are not directly comparable.

(2)	By-product revenues relate to the sale of other metals namely gold, lead, and zinc.
(3)

Equivalent silver ounces sold have been calculated using realized prices to translate gold, lead and zinc to “equivalent” silver ounces sold (metal quantity, multiplied by metal price, divided by silver price). Three months and year ended December 31, 2024 realized prices: $30.87/oz silver, $2,655.16/oz gold, $0.88/lb lead, $1.38/lb zinc and $28.78/oz silver, $2,430.76/oz gold, $0.92/lb lead, $1.28/lb zinc, respectively (three months and year ended December 31, 2023 realized prices: $24.14/oz silver, $2,066.36/oz gold, $0.94/lb lead, $1.14/lb zinc and $23.66/oz silver, $1,978.07/oz gold, $0.96/lb lead, $1.15/lb zinc, respectively).

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

For the three months and year ended December 31, 2024, the Company incurred corporate G&A expenses of $3,473 and $14,131 respectively (three months and year ended December 31, 2023: $2,711 and $13,109 respectively), which exclude depreciation expense.

For the three months and year ended December 31, 2024, the Company’s attributable silver ounces sold were 1,699,219 and 7,299,649 respectively (three months and year ended December 31, 2023: 1,826,257 and 6,739,817 respectively) and attributable equivalent silver ounces sold were 2,372,767 and 10,130,219 respectively (three months and year ended December 31, 2023: 2,729,618 and 9,175,435 respectively), resulting in additional all‐in sustaining cost for the Company of $2.04/oz and $1.94/oz respectively (three months and year ended December 31, 2023: $1.48/oz and $1.95/oz respectively); and $1.46/oz and $1.39/oz respectively (three months and year ended December 31, 2023: $0.99/oz and $1.43/oz respectively), in addition to Juanicipio’s all-in-sustaining costs presented in the above table.

The following table reconciles sustaining capital expenditures (including exploration expenditures) to cash flow used in investing activities of Juanicipio on a 100% basis (the nearest IFRS Accounting Standards measure), as presented in the notes to the 2024 Financial Statements.

	Three months ended December 31,		Year ended December 31,
(in thousands of US$)	2024	2023	2024	2023
Cash used in investing activities - Juanicipio	32,397	21,741	63,326	83,393
Less:
Other investing activities	1,319	772	4,084	1,487
Development expenditures (1)	(893)	(8,983)	(969)	(37,112)
Change in accounts payable and deposits related to capital expenditures not included in AISC	(3,005)	(1,085)	(4,689)	(2,466)
Total sustaining capital expenditures (including exploration) (1)	29,819	12,445	61,753	45,303
Less capitalized exploration expenditures	(1,825)	(1,454)	(8,155)	(7,575)
Total sustaining capital expenditures (1)	27,995	10,992	53,597	37,728

(1)	As Q3 2023 represents the first full quarter of commercial production, information presented for sustaining and development capital expenditures are not directly comparable.

EBITDA and Adjusted EBITDA

Earnings before interest, tax, depreciation and amortization (“EBITDA”) provides an indication of the Company’s continuing capacity to generate income from operations before considering the Company’s financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income excluding interest expense, interest income, amortization and depletion, and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non‐recurring items and non‐cash items and includes the calculated Adjusted EBITDA of Juanicipio. Other companies may calculate EBITDA and Adjusted EBITDA differently.

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

The following table provides a reconciliation of EBITDA and Adjusted EBITDA attributable to the Company based on its economic interest in Juanicipio to net income (the nearest IFRS Accounting Standards measure) of the Company per the 2024 Financial Statements. All adjustments are shown net of estimated income tax.

	Three months ended December 31,		Year ended December 31,
(in thousands of US$)	2024	2023	2024	2023
Net income after tax	18,978	15,694	77,779	48,659
Add back (deduct):
Taxes	1,448	3,428	5,038	5,577
Depreciation and depletion	265	151	659	352
Finance costs (income and expenses)	(1,260)	(1,041)	(5,374)	(3,334)
EBITDA (1)	19,431	18,232	78,102	51,254
Add back (deduct):
Adjustment for non-cash share-based compensation	819	297	3,829	2,894
Share of net earnings related to Juanicipio	(22,956)	(21,069)	(92,875)	(65,099)
MAG attributable interest in Junicipio Adjusted EBITDA	50,712	32,460	197,678	108,564
Adjusted EBITDA (1)	48,006	29,920	186,734	97,613

(1)	As Q3 2023 represents the first full quarter of commercial production, information presented for EBITDA and Adjusted EBITDA is not directly comparable.

The following table reconciles Juanicipio’s EBITDA and Adjusted EBITDA for the three months and years ended December 31, 2024 and 2023 to the results of Juanicipio as disclosed in Note 8 to the 2024 Financial Statements.

	Three months ended December 31,		Year ended December 31,
(in thousands of US$)	2024	2023	2024	2023
Juanicipio net income after tax	51,691	43,274	201,541	129,428
Add back (deduct):
Juanicipio taxes	42,696	3,940	151,181	27,381
Juanicipio depreciation and depletion	23,263	21,474	91,197	68,475
Juanicipio finance costs (income and expenses)	(2,507)	5,132	5,191	21,461
Juanicipio EBITDA (1)	115,143	73,820	449,111	246,745
Add back (deduct):
Fixed asset write-down	112	(47)	158	(9)
Juanicipio adjusted EBITDA (1)	115,255	73,772	449,269	246,736
MAG's attributable interest in Juanicipio adjusted EBITDA	50,712	32,460	197,678	108,564

(1)	As Q3 2023 represents the first full quarter of commercial production, information presented for EBITDA and Adjusted EBITDA is not directly comparable.

While the above figures reflect an estimate of the Company’s “attributable interest” in adjusted EBITDA generated from Juanicipio, cash and cash equivalents held by Juanicipio are not within the Company’s exclusive control as the distribution of cash from Juanicipio is at the discretion of Fresnillo subject to the provisions in the Juanicipio shareholders’ agreement.

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

Free Cash Flow

The Company uses the financial measure free cash flow, which is a non-IFRS financial measure, to supplement information in the 2024 Financial Statements. Free cash flow does not have any standardized meaning prescribed under IFRS Accounting Standards, and therefore it may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS Accounting Standards, the Company and certain investors and analysts use this information to evaluate Juanicipio’s performance with respect to its operating cash flow capacity to meet non‐discretionary outflows of cash. The presentation of free cash flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS Accounting Standards, but rather should be evaluated in conjunction with such IFRS Accounting Standards measures. Free cash flow is calculated as cash flow from operating activities of Juanicipio adjusted for cash flows associated with sustaining and non‐sustaining capital expenditures and payments made to mining contractors for leases capitalized under IFRS 16.

The following table provides a reconciliation of free cash flow of Juanicipio to its cash flow from operating activities on a 100% basis (the nearest IFRS Accounting Standards measure), as presented in Note 8 of the 2024 Financial Statements.

	Three months ended December 31,		Year ended December 31,
(in thousands of US$)	2024	2023	2024	2023
Cash flow from operating activities	111,568	84,146	356,691	145,064
Less:
Cash flow used in investing activities	(32,397)	(21,741)	(63,326)	(83,393)
Sustaining lease payments	(227)	(304)	(1,016)	(856)
Juanicipio free cash flow (1)	78,944	62,101	292,349	60,814

(1)	As Q3 2023 represents the first full quarter of commercial production, comparative information presented for free cash flow of Juanicipio is not directly comparable.

While the above figures reflect free cash flow generated at Juanicipio, cash and cash equivalents held by Juanicipio are not within the Company’s exclusive control as the distribution of cash from Juanicipio is at the discretion of Fresnillo subject to the provisions in the Juanicipio shareholders’ agreement.

13.	LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2024, MAG had working capital (current assets less current liabilities) of $160,113 (December 31, 2023: $67,262) including cash of $162,347 (December 31, 2023: $68,707) and no long-term debt. At December 31, 2024, Juanicipio had working capital of $105,499 (December 31, 2023: working capital $86,336) including cash of $53,193 (December 31, 2023: $42,913) (MAG’s attributable share is 44%). Future liquidity may depend upon the Company’s ability to repatriate capital from Juanicipio, arrange debt or additional equity financing.

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

Dividends

Following the Board approval of a dividend policy in March 2025, MAG declared an inaugural fixed dividend of $0.02 per share and an additional cash flow linked dividend of $0.16 per share (approximately 30% of the $53,850 cash received from Juanicipio during Q4) for a total dividend of $0.18 per share payable on April 21, 2025 to shareholders on record as of April 4, 2025.

On an ongoing basis, the Company intends to declare and pay a fixed quarterly dividend of $0.02 per share after the announcement of the Company’s quarterly financial results. In addition, at average realised silver prices of above $20 per ounce, the Company intends to augment the fixed dividend with a cash flow linked dividend targeted at approximately 30% of cash flows from Juanicipio received by MAG every quarter and linked to net cash metrics as determined by the Board from time to time.

The declaration and payment of dividends are at the sole discretion of the Board and will depend on the Company's financial results, financial condition, capital requirements, strategic and business development considerations, the need to retain cash to fund future growth of the business of the Company, the number of outstanding common shares and other factors deemed relevant by the Board.

The Company will review the dividend policy on an ongoing basis and may amend the policy at any time considering the Company’s then current financial position, profitability, cash flow, debt covenant compliance, legal requirements and other factors considered relevant. As such, no assurances can be made that any future dividends will be declared and/or paid. Dividends paid to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

MAG’s existing NCIB represents another mechanism through which to prudently return capital to shareholders.

NCIB

On May 15, 2024, MAG announced that the TSX had accepted the Company’s Notice of Intention to make a NCIB. Under the NCIB, the Company may purchase for cancellation up to an aggregate of 8,643,374 Common Shares, representing approximately 10% of the public float (as defined in the rules and policies of the TSX) of the Common Shares as of May 8, 2024. The Company’s purchases in the United States will be subject to a limit of 5,148,977 Common Shares, being 5% of the public float of the Common Shares as of May 8, 2024. The NCIB commenced on May 17, 2024 and will terminate on May 16, 2025, or earlier if the maximum number of Common Shares under the NCIB have been purchased or if the NCIB has been terminated by the Company. As at March 21, 2025 the Company has not repurchased any Common Shares under the terms of the NCIB. In addition, the Company entered into an automatic share purchase plan with its designated broker to allow for the purchase of Common Shares at times which the Company ordinarily would not be active in the market due to trading blackout periods, insider trading rules or otherwise.

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

Shelf Prospectus

On May 31, 2024, MAG filed a final short form base shelf prospectus with the securities commissions in all of the provinces and territories of Canada (“Final Shelf Prospectus”) and a corresponding registration statement on Form F-10 with the SEC under the United States Securities Act of 1933, as amended and the U.S./Canada Multijurisdictional Disclosure System (“Registration Statement”) allowing the Company to offer up to $250,000 of Common Shares, preferred shares, debt securities, subscription receipts, units and warrants or any combination thereof during the 25-month period that the Final Shelf Prospectus remains effective. In order to maintain financial flexibility, and consistent with past practice, the Company has historically maintained a base shelf prospectus.

Revolving Credit Facility

In October 2023, the Company entered into a $40,000 senior secured revolving credit facility with the Bank of Montreal (the “Credit Facility”). There is a provision for an accordion feature whereby, upon request, the facility may be increased to $75,000 any time prior to the maturity date, at the discretion of the lender. The Credit Facility will bear interest on a sliding scale of Secured Overnight Financing Rate (“SOFR”) or the Lender’s Base Rate on US Dollar commercial loans plus an applicable margin on a sliding scale of between 200 and 400 basis points based on the Company’s leverage ratio. Interest incurred on drawn amounts is to be paid quarterly. Commitment fees on the undrawn portion of the facility are calculated on a similar sliding scale of between 50 and 75 basis points, and are also to be paid on a quarterly basis. The term of the facility is 34 months, maturing on August 4, 2026, at which date any drawn amount is required to be repaid in full. All debts, liabilities and obligations under the facility are guaranteed by the Company’s material subsidiaries and secured by assets of the Company including the pledge of a material subsidiary. The facility includes a number of customary covenants (liquidity, leverage, tangible net worth) and conditions including limitations on acquisitions and investments (excluding exploration and capital expenditures) funded using cash with no limitations when equity is used as a funding source. As at December 31, 2024, the Company is in compliance with all applicable covenants.

As of December 31, 2024, the Company has not drawn down any funds from its Credit Facility, and as a result expensed $200 of commitment fees for the year ended December 31, 2024.

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

Expected Use of Proceeds and Financings

The Company closed a $42,558 bought deal public offering on February 7, 2023 and issued 2,905,000 Common Shares, including 170,000 Common Shares issued upon the partial exercise of the over-allotment option, at a price of $14.65 per Common Share. A reconciliation of the expected use of net proceeds disclosed in the Company’s short form prospectus dated February 2, 2023, against the actual use of net proceeds as at December 31, 2024 is as follows:

Description	Estimated Amount ($)	Expended Amount ($)
Exploration expenditures related to Juanicipio, the Deer Trail Project and other projects	17,600	17,600	(1)
Development and sustaining capital expenditures not included in the estimated initial project capital related to Juanicipio (3)	14,200	-
Working capital and general corporate purposes (3)	11,700	9,468	(2)
Variance in previously disclosed expected use of proceeds (3)	-	16,432
Total	43,500	43,500

(1)	The Company has now spent the full $17,600 of the proceeds from the offering to be allocated to exploration expenditures, aligned with previously disclosed expectations.

(2)

The Company has now spent the full $9,468 proceeds from the offering allocated to working capital and general corporate purposes, future spending from this category is expected to be funded by cash flows from its investment in Juanicipio.

(3)

All proceeds from the offering previously expected to be applied to development and sustaining capital expenditures not included in the estimated initial project capital related to Juanicipio, and $2,232 expected to be applied to working capital and general corporate purposes, were subsequently re-allocated to contribute to the extinguishment of substantial tax and mining duty obligations of Juanicipio in Mexico.

As noted above in ‘Cash Flows’, MAG expended $22,717, net of $11,298 flow-through eligible expenditures at the Larder Project (year ended December 31, 2023: $15,862), on its exploration and evaluation properties (excluding Juanicipio’s exploration expenditures as directly funded by Juanicipio) in the year ended December 31, 2024, corresponding to the exploration expenditures in the first category in the table above (nil remaining, as of Q2 2024). Furthermore, during the year ended December 31, 2024, MAG expended $5,997 (year ended December 31, 2023: $8,918) for operations corresponding to working capital and general corporate purposes, namely the third category in the table above (nil remaining, as of Q1 2024). Post Q1 2024 and future spending to working capital and general corporate purposes is expected to be funded by cash flows from MAG’s investment in Juanicipio.

In March 2023, MAG advanced $24,992 to Juanicipio and estimates that the full amount was used to extinguish substantial tax and mining duty obligations not included in the initial project capital, constituting a re-allocation in the initially anticipated use of funds of $14,200 and $2,232 previously disclosed in the second category (nil remaining) and third category (nil remaining) respectively, of the foregoing table. Given the variances mentioned above, the Company does not expect any adverse impact on its ability to achieve business objectives and milestones.

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

Additionally, the Company closed a $17,133 (C$23,024) bought deal private placement on February 16, 2023 and issued 969,450 Flow-Through Shares, including 126,450 Flow-Through Shares issued upon the full exercise of a 15% over-allotment option at a price of $17.67 (C$23.75) per Flow-Through Share. Total proceeds were intended for the Larder Project, whereby plans for exploration programs in 2023 and 2024 were finalized, and subsequently executed. During the year ended December 31, 2024, the Company incurred $11,298 (year ended December 31, 2023: $5,835) in eligible spend at the Larder Project, which completes full use of these proceeds.

14.	CONTRACTUAL OBLIGATIONS

The following table discloses the contractual obligations of MAG and its subsidiaries as at December 31, 2024 for committed exploration work and other committed obligations.

	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
	$	$	$	$	$
Minera Juanicipio (1)	-	-	-	-	-
Financing and consulting contractual commitments	496	252	244	-	-
Total Obligations and Commitments (2)	496	252	244	-	-

1)

According to the operator, Fresnillo, as at December 31, 2024, contractual commitments including project development and for continuing operations and purchase orders issued for project capital, sustaining capital, and continuing operations total $21,776 (December 31, 2023: $13,779) with respect to Juanicipio, both on a 100% basis.

2)

The Company also has discretionary commitments for property option payments and exploration expenditures as outlined in Note 9 of the 2024 Financial Statements. There is no obligation to make any of those payments or to conduct any work on its optioned properties. As the Company advances them, it evaluates exploration results and determines at its own discretion which option payments to make and which additional exploration work to undertake in order to comply with the funding requirements.

Other than as disclosed above, there were no material changes in the specified contractual obligations of the Company during the year ended December 31, 2024.

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

15.	SHARE CAPITAL INFORMATION

MAG Silver’s authorized capital consists of an unlimited number of Common Shares without par value. As at March 21, 2025, the following Common Shares, stock options, restricted share units, performance share units (“PSUs”), and deferred share units were outstanding:

	Number of shares	Exercise Price (in Canadian dollars) or Conversion Ratio	Remaining Life
Common shares	103,449,740	n/a	n/a
Stock options	957,089	C$14.64 – C$23.53	0.16 to 4.25 years
Performance Share Units (“PSUs”) (1)	367,451	1:1 (1)	0.16 to 4.25 years
Restricted Share Units(“RSUs”)	165,909	1:1	1.05 to 4.25 years
Deferred Share Units (“DSUs”) (2)	489,957	1:1	n/a(2)
Fully Diluted	105,430,146

(1) Includes 102,819 PSU grants where vesting is subject to a market price performance factor, each measured over a three-year performance period which will result in a PSU vesting range from 11,304 PSUs to 194,333 PSUs.

(2) To be share settled, but no Common Shares are to be issued in respect of a participant in MAG’s deferred share unit plan prior to such eligible participant’s termination date.

16.	OTHER ITEMS

Cyber Security

The Company’s operations depend, in part, on the efficient operation and management of the Company’s information technology and operational systems in a secure manner that minimizes cyber risks. A breach of the Company’s systems could have a material adverse impact on the Company, its operations and reputation.

There has been an increase in cyber security incidents globally over the past several years and this trend is expected to continue and intensify as global reliance on technology continues to increase. The Company has programs and strategies in place that are designed to mitigate the risk of cyber-attacks and to allow the Company to recover from cyber security incidents as rapidly as possible should one occur. The Company monitors, assesses and works to improve the effectiveness of its technology programs and strategies, taking into account best industry practices. The Company has not experienced any material information security breach in the last three years, nor has it experienced any known material losses relating to cyber-attacks or other data/information security since its inception.

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

The Company has policies and programs in place to manage cyber risks. Such programs focus primarily on the following:

●	protecting the Company’s assets from cyber-attacks and safeguarding sensitive information;
●	improving cyber security protection, detection, incident response and recovery capabilities to minimize impact of adverse cyber events;
●	adopting practices to reduce third-party cyber security risks;
●	ongoing cyber security awareness in the workforce and the annual distribution of an information technology security policy;
●	quarterly briefings by senior management of the Company to the Audit Committee on information security matters; and
●	embedding security by design across the Company to proactively assess and manage cyber risk.

The above policies and programs are subject to oversight by the Company’s management team and Board. The Audit Committee, which is comprised entirely of independent directors, has been tasked with assisting the Board in fulfilling its oversight responsibilities with regard to information security, artificial intelligence and cyber risks, and the policies, guidelines and mechanisms that management has put in place to govern the process of monitoring, controlling and reporting such risks. The Audit Committee receives reports from management on a quarterly basis, or more frequently as required, on the identification, assessment and management of such risks. The Audit Committee reports to the Board on a quarterly basis, or more frequently as required, with respect to these risks and the steps implemented by management to manage them.

At Juanicipio, Fresnillo the project operator, employs various methods to foster and elevate the cybersecurity culture, including workshops, communications, campaigns and exercises. This extends to working closely with information technology departments, contributing to the definition and establishment of best practices and security standards.

17.	TREND INFORMATION

As both the price and market for silver are volatile and difficult to predict, a significant decrease in the silver price and to a lesser extent gold, zinc and lead prices, could have a material adverse impact on the Company’s operations and market value.

Negative geopolitical events, including the ongoing Russian invasion of Ukraine and the ongoing conflicts in the Middle East, may cause increased economic volatility and adversely affect the Company.

The imposition of trade tariffs, particularly by the U.S., or other trade restrictions could have significant repercussions for Canadian and Mexican businesses, and the broader economy. Increased costs of goods and services may contribute to inflation. Overall, trade policy restrictions create financial uncertainty for companies, disrupt trade relationships, and put downward pressure on economic growth. These tariffs, and any changes to these tariffs or imposition of any new tariffs, taxes or import or export restrictions or prohibitions, could have a material adverse effect on the Company’s business.

The nature of MAG’s business is demanding of capital for property acquisition costs, exploration commitments, development and holding costs. MAG’s liquidity is affected by the results of its own acquisition, exploration and advancement of mineral projects activities. The acquisition or discovery of an economic mineral deposit on one of its mineral property interests may have a favourable effect on the Company’s liquidity, and conversely, the failure to acquire or find one may have a negative effect. In addition, access to capital to fund exploration and development companies is at times challenging in public markets, which could limit the Company’s ability to meet its objectives.

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

Obtaining exploration permits in all the jurisdictions in which the Company operates, often encounters First Nations, and other forms of community resistance. Likewise, surface rights in Mexico are often owned by local communities or “ejidos” and there has been a trend in Mexico of increasing ejido challenges to existing surface right usage agreements. The Company has already been impacted by this trend at Cinco. Any further challenge to the access or exploration of any of the properties in which MAG has an interest may have a negative impact on the Company, as the Company may incur delays and expenses in defending such challenges and, if a challenge is successful, the Company’s interest in a property could be materially adversely affected.

On March 28, 2023, a legislative initiative aimed at amending multiple legal codes, inclusive of the Mexican Federal Mining Law (the “Federal Mining Law”), was presented to the Mexican Congress by the President of Mexico. The proposed amendments pertain to, among other matters, granting of future mining permits and transfer of permits, shortening concession life, granting of future water permits, mine reclamation, profit-sharing requirements to distribute at least 7% of profits to local indigenous communities and management of mine waste. This initiative underwent a series of reviews and modifications, culminating in preliminary approval by the lower house of Congress, the Chamber of Deputies, on April 20, 2023. On April 29, 2023, the Mexican Senate approved the legislation. The amendments were approved by Mexico’s Federal Executive Branch and published in the Official Gazette of the Mexican Federation on May 8, 2023, bringing the amendments into law on May 9, 2023. Numerous legal challenges to the legality and constitutionality of several aspects of these changes have been filed with various Mexican courts and there is a possibility that the Supreme Court will declare the reforms invalid due to violations committed during the legislative process. Juanicipio remains committed to monitoring these judicial proceedings with the utmost attention.

18.	RISKS AND UNCERTAINTIES

The Company’s securities should be considered a highly speculative investment and investors are directed to carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company, including the risk factors discussed under the heading “Risk Factors” in the Company’s most recent Annual Information Form available on SEDAR+ at www.sedarplus.ca and incorporated by reference herein.

The Credit Facility includes certain customary restrictive covenants. The Company does not currently anticipate any significant risk in complying with the financial ratios or financial covenants contained in the Credit Facility. However, if the current facts and circumstances faced by the Company were to change due to unexpected operational issues or due to other factors beyond the Company’s control, such changes could result in the Company being subject to certain restrictions under, or being found in default of, the Credit Facility. Future exploration work and development of the properties in which the Company has an interest may depend upon the Company’s ability to repatriate capital from its interest in the Juanicipio Mine, obtain financing through joint venturing of projects, raise additional debt or equity finance, maintain the Credit Facility or raise financing though other means. Failure to obtain access to such financing on a timely basis may have an adverse impact on the business of the Company.

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

The imposition of trade tariffs, particularly by the U.S., or other trade restrictions could have significant repercussions for Canadian and Mexican businesses, and the broader economy. Increased costs of goods and services may contribute to inflation. These tariffs, and any changes to these tariffs or imposition of any new tariffs, taxes or import or export restrictions or prohibitions, could have a material adverse effect on the Company’s business. Furthermore, there is a risk that the tariffs imposed by the U.S. on other countries will trigger a broader global trade war which could have a material adverse effect on the Canadian, Mexican, U.S. and global economies. Overall, trade policy restrictions create financial uncertainty for companies, disrupt trade relationships, and put downward pressure on economic growth.

In addition, the Company is exposed to a variety of financial instrument-related risks in the normal course of operations. The Company’s financial instruments include cash, accounts receivable, investments, trade and other payables and a lease obligation. A discussion with respect to the fair value of such instruments is included in Note 15 of the 2024 Financial Statements. The Company examines the various financial instrument related risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include market risk, credit risk, liquidity risk, currency risk and interest rate risk. Management’s objectives, policies and procedures for managing these risks are disclosed in Note 14 of the 2024 Financial Statements.

19.	OFF-BALANCE SHEET ARRANGEMENTS

MAG has no off-balance sheet arrangements.

20.	RELATED PARTY TRANSACTIONS

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with Minera Cascabel, S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”). Dr. Peter Megaw, the Company’s former Chief Exploration Officer (“CXO”), is a principal of both IMDEX and Cascabel, and was remunerated by the Company through fees to IMDEX.

On May 21, 2024, Dr. Megaw stepped down as CXO and will continue to provide technical advice in a consulting role and as such will no longer be providing key management personnel services as defined under IAS 24. Accordingly, Dr. Megaw is no longer considered a related party. Related party transactions incurred by the Company with Cascabel and IMDEX will only be included up until the date of his retirement from executive duties.

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

During the years ended December 31, 2024 and 2023, the Company incurred expenses with Cascabel and IMDEX as follows:

	December 31,	December 31,
	2024	2023
	$	$

Fees related to Dr. Megaw:
Exploration and marketing services	69	393
Travel and expenses	11	39
Other fees to Cascabel and IMDEX:
Administration for Mexican subsidiaries	22	55
Field exploration services	66	180
Share-based payments (non-cash)	129	443
	297	1,110

All transactions are incurred in the normal course of business and are negotiated on arm’s length terms between the parties for all services rendered. A portion of the expenditures are incurred on the Company’s behalf and are charged to the Company on a “cost + 10%” basis. The services provided do not include drilling and assay work which are contracted out independently from Cascabel and IMDEX.

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

As at December 31, 2024, Fresnillo and the Company have advanced, net of aggregate repayments, $4,666 as shareholder loans (MAG’s 44% share $2,053) to Juanicipio, bearing interest at 6 months SOFR + 2%. Interest recorded by the Company for the year ended December 31, 2024 totalling $4,197 (year ended December 31, 2023: $8,150) has been included in MAG’s income from its equity accounted investment in Juanicipio.

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

During the years ended December 31, 2024 and 2023, compensation of key management personnel (including directors) was as follows:

	For the year ended
	December 31,	December 31,
	2024	2023
	$	$
Salaries and other short term employee benefits	2,720	1,949
Share-based payments (non-cash)	2,957	2,532
	5,677	4,481

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its directors, the Chief Executive Officer, the Chief Financial Officer, the Chief Sustainability Officer, and effective January 1, 2024, onwards, the Chief Development Officer.

21.	CRITICAL ACCOUNTING JUDGMENTS, SIGNIFICANT ESTIMATES AND ASSUMPTIONS

(a)	Significant judgments

In preparing the consolidated financial statements, the Company makes judgments when applying its accounting policies. The judgments that have the most significant effect on the amounts recognized in the consolidated financial statements are outlined below.

(i)	Equity investments

In the normal course of operations, the Company may invest in equity investments for strategic reasons. In such circumstances, management considers whether the facts and circumstances pertaining to each investment result in the Company obtaining control, joint control or significant influence over the investee entity. In some cases, the determination of whether or not the Company has control, joint control or significant influence over the investee entities requires the application of significant management judgment to consider individually and collectively such factors as:

●	The purpose and design of the investee entity.
●	The ability to exercise power, through substantive rights, over the activities of the investee entity that significantly affect its returns.
●	The size of the company’s equity ownership and voting rights, including potential voting rights.
●	The size and dispersion of other voting interests, including the existence of voting blocks.
●

Other investments in or relationships with the investee entity including, but not limited to, current or possible board representation, loans and other types of financial support, material transactions with the investee entity, interchange of managerial personnel or consulting positions.

●	Other relevant and pertinent factors.

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

If the Company determines that it controls an investee entity, it consolidates the investee entity’s financial statements as further described in Note 3 of the 2024 Financial Statements. If the Company determines that it has joint control (a joint venture) or significant influence (an associate) over an investee entity, then it uses the equity method of accounting to account for its investment in that investee entity as further described in Note 3 of the 2024 Financial Statements. If, after careful consideration, it is determined that the Company neither has control, joint control nor significant influence over an investee entity, the Company accounts for the corresponding investment in equity interest as a fair value through other comprehensive income investment as further described in Note 3 of the 2024 Financial Statements.

(ii)	Impairment of non-current assets

Non-current assets are tested for impairment at the end of each reporting year if, in management’s judgment, there is an indicator of impairment. Management applies significant judgment in assessing whether indicators of impairment exist that would necessitate impairment testing. Internal and external factors, such as (i) changes in quantity of the recoverable mineral resources and reserves; (ii) changes in metal prices, capital and operating costs and interest rates; and (iii) market capitalization of the Company compared to its net assets, are evaluated by management in determining whether there are any indicators of impairment. If there are indicators, management performs an impairment test on the major assets in this category.

In addition, the application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether it is probable that future economic benefits are likely, either from future exploitation or sale or where activities have not reached a stage which permits a reasonable assessment of the existence of mineral reserves. The deferral policy requires management to make certain estimates and assumptions about future events or circumstances, in particular whether the technical feasibility and commercial viability of extracting a mineral resource is demonstrable. Estimates and assumptions made may change if new information becomes available. If, after an expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in the consolidated statements of income and comprehensive income in the year when the new information becomes available.

As at December 31, 2024 and December 31, 2023, the Company did not have any indicators of impairment.

(b)	Significant estimates

The preparation of consolidated financial statements in conformity with IFRS Accounting Standards requires management to make estimates and assumptions that affect the amounts reported and disclosed. These estimates are based on management’s knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the consolidated financial statements. Information about assumptions and other sources of estimating uncertainty that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next 12 months are outlined below.

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

(i)	Revenue

Revenue recorded at the Juanicipio Mine, which is reflected as a component in the Company’s consolidated statements of income and comprehensive income from its equity accounted investment in Juanicipio, is based on estimated metal quantities reflecting assay data and on provisional prices which will be trued up for final price and quantity in a later period.

(ii)	Provision for reclamation

Management assesses the closure and reclamation obligations on an annual basis or when new information becomes available. This assessment includes the estimation of the future rehabilitation costs required based on the existing laws and regulations in the jurisdiction the Company operates in, the timing of these expenditures, and the impact of changes in the inflation and discount rates. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future.

(iii)	Contingent liabilities

The Company is subject to various tax, legal and other disputes, the outcomes of which cannot be assessed with a high degree of certainty. A liability is recognized where, based on the Company’s legal views and advice, it is considered probable that an outflow of resources will be required to settle a present obligation that can be measured reliably. By their nature, these provisions will only be resolved when one or more future events occur or fail to occur, which will bring resolution to their underlying cases. The assessment of such provisions inherently involves the exercise of significant judgment of the potential outcome of future events.

(iv)	Fair value measurement: share-based compensation

The Company uses valuation techniques (Note 3(l)) of the 2024 Financial Statements in measuring the fair value of equity-settled share-based compensation awards, which requires the Company to make certain estimates, judgments, and assumptions in relation to the expected life, expected volatility, expected risk‐free rate, expected forfeiture rate, and expected future market conditions of the various equity based units, as applicable.

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

The fair value of stock options is estimated using the Black-Scholes option valuation model, and related required estimates, judgments, and assumptions include stock options expected life, expected volatility, expected risk‐free rate, and expected forfeiture rate. The fair value of performance share units awarded with market price conditions is determined using the Monte Carlo pricing model, projecting the performance of the Company and, if applicable, the relevant market index against which the Company’s performance is compared. In assessing the vesting of performance share units awarded with market price conditions the Company may be required to make certain estimates, judgments, and assumptions in relation with future market conditions. The fair value of performance share units with non-market performance conditions, restricted and deferred share units are based on the fair market value of a common share equivalent on the date of grant.

22.	CHANGES IN ACCOUNTING STANDARDS

(a)	Accounting standards adopted during the year

During 2024, the Company adopted amendments to IAS 1, Presentation of Financial Statements. The amendments to IAS 1, clarifies the presentation of liabilities. The classification of liabilities as current or noncurrent is based on contractual rights that are in existence at the end of the reporting year and is affected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as non-current even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of ‘settlement’ to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendment also clarifies how conditions with which an entity must comply within twelve months after the reporting year affect the classification of a liability. Covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The implementation of this amendment did not have any material impact on these consolidated financial statements.

(b)	Accounting standards and amendments issued but not yet adopted

During 2024, the Company has not applied the issued but not yet effective standard IFRS 18: Presentation and Disclosure in Financial Statements. In April 2024, IFRS 18: Presentation and Disclosure of Financial Statements ("IFRS 18") was issued, which replaces IAS 1: Presentation of Financial Statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into the three defined categories of operating, investing and financing, and by specifying certain defined totals and subtotals. Where company-specific measures related to the income statement are provided, IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management-defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified. The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required, and early application is permitted. The Company is currently assessing the effect of this new standard to its financial statements.

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

23.	CONTROLS AND PROCEDURES

The Company has filed certificates signed by the CEO and the CFO that, among other things, report on the design of disclosure controls and procedures and the design of internal controls over financial reporting as at December 31, 2024.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate and recorded, processed, summarized and reported to allow timely decisions with respect to required disclosure, including in its annual filings, interim filings or other reports filed or submitted by it under securities legislation. The CEO and the CFO have evaluated, or caused to be evaluated under their supervision, the design and effectiveness of the Company’s disclosure controls and procedures as of December 31, 2024 through inquiry and review, as well as by drawing upon their own relevant experience. The CEO and the CFO have concluded that the Company’s disclosure controls and procedures are effective as at December 31, 2024.

Internal Control Over Financial Reporting

MAG Silver also maintains a system of internal controls over financial reporting, as defined by National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with IFRS Accounting Standards. The Company retains a third-party specialist annually to assist in the assessment of its internal control procedures. The Board approves the financial statements and MD&A before they are publicly filed and ensures that management discharges its financial responsibilities. The 2024 Financial Statements and MD&A for the year ended December 31, 2024 were approved by the Board on March 21, 2025. The Board’s review is accomplished principally through the Audit Committee, which is composed of independent non-executive directors. The Audit Committee meets periodically with management and auditors to review financial reporting and control matters.

The Company’s management, including the CEO and CFO, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Therefore, even those systems determined to be effective can provide only reasonable (not absolute) assurance that the objectives of the control system are met and as such, misstatements due to error or fraud may occur and not be detected. The CEO and CFO have designed the Company’s internal control over financial reporting as of December 31, 2024 based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. The CEO and the CFO have concluded that the Company’s internal controls and procedures are effective as at December 31, 2024.

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

There have been no changes in internal controls over financial reporting during the three months ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, MAG’s internal control over financial reporting.

24.	ADDITIONAL INFORMATION

Additional information on the Company, including the Company’s most recent Annual Information Form is available for viewing under MAG’s profile on the SEDAR+ at www.sedarplus.ca and on SEC’s EDGAR website at www.sec.gov.

25.	CAUTIONARY STATEMENTS

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this MD&A, including any information relating to MAG’s future oriented financial information and financial outlook, are “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation, the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended and Section 27A of the U.S. Securities Act. Such forward-looking statements include, but are not limited to:

●	statements that address the declaration, timing, amount, and payment of future dividends, including future cash flow linked dividends and future periodic dividends;
●	statements that address the tax treatment of the dividends for non-resident investors;
●	statements that address maintaining the nameplate 4,000 tpd milling rate at Juanicipio;
●	statements that address our expectations regarding exploration and drilling;
●	statements regarding production expectations and nameplate;
●	statements regarding the expected use of the Credit Facility;
●	statements regarding the NCIB and any future purchases to be made thereunder;
●	statements regarding the Final Shelf Prospectus;
●	statements regarding the Cinco Option and activities at Cinco;
●	statements regarding additional information from future drill programs;
●	estimated project economics, including but not limited to, plant or mill recoveries, metals produced, metal grades, metals sold, underground mining rates;
●	the estimation of Mineral Resources;
●	estimated future exploration and development operations and corresponding expenditures and other expenses for specific operations;

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

●	the anticipated impact on the Company’s business and operations from the re-allocation of proceeds received from the Company’s recent public offerings;
●	expectations and estimates regarding use of proceeds;
●	the expected capital, sustaining capital and working capital requirements at Juanicipio, including the potential for additional cash calls;
●	forecasted ranges for cash costs and all-in sustaining costs at Juanicipio;
●	production rates, payback time, capital and operating and other costs, internal rate of return, anticipated life of mine, and mine plan;
●	the effects on the Company as a result of shifts in the price and market of silver;
●	mining methodology expectations;
●	distinctly different mineralization styles expectations;
●	expected upside from additional exploration;
●	expected results from Deer Trail Project and Carissa zones drilling;
●	expected results from Larder Project at the Fernland, Cheminis, Bear, Swansea, Long Conglomerate, Kir Vit, and Twist zones and other regional targets;
●	expected capital requirements and sources of funding;
●	the effects of First Nations and other forms of community resistance on mining operations;
●	the Company’s ability to repatriate capital from the Juanicipio Mine, obtain financing through the joint venturing of projects and raise additional debt, equity or other sources of financing;
●	the Company’s participation in equity investments;
●	statements regarding legal challenges to the amended Federal Mining Law;
●	statements regarding the Company’s ability to meet business objectives and milestones;
●	statements regarding the 2023 sustainability report, including the contents therein; and
●	other future events or developments.

When used in this MD&A, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “strategy”, “goals”, “objectives”, “project”, “potential” or variations thereof or stating that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions), as they relate to the Company or management, are intended to identify forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions.

Future-oriented financial information and financial outlook are presented in this MD&A for the purpose of assisting investors and others in understanding certain key elements of the Company’s financial results and business plan, as well as the objectives, strategic priorities and business outlook of the Company, and in obtaining a better understanding of the Company’s anticipated operating environment. Readers are cautioned that such future-oriented financial information or financial outlook may not be appropriate for other purposes.

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control and many of which, regarding future business decisions, are subject to change. Assumptions underlying the Company’s expectations regarding forward-looking statements contained in this MD&A include, among others: MAG’s ability to carry on its various exploration and development activities including project development timelines, the timely receipt of required approvals and permits, the price of the minerals produced, the costs of operating, exploration and development expenditures, the impact on operations of the Mexican tax regime and proposed amendments to applicable Mexican legislation, including the Federal Mining Law, MAG’s ability to obtain adequate financing, and outbreaks or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally.

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements including amongst others: commodities prices; changes in expected mineral production performance; unexpected increases in capital costs or cost overruns; exploitation and exploration results; continued availability of capital and financing; general economic, market or business conditions; risks relating to the Company’s business operations; risks relating to the financing of the Company’s business operations; risks related to the Company’s ability to comply with restrictive covenants and maintain financial covenants pursuant to the terms of the Credit Facility; the expected use of the Credit Facility; risks relating to the operation of Juanicipio and the minority interest investment in the same; risks relating to the Company’s property titles; risks related to receipt of required regulatory approvals; pandemic risks; conflicts in Europe and the Middle East; the potential impact of any tariffs, countervailing duties or other trade restrictions; risks relating to the Company’s financial and other instruments; operational risk; environmental risk; political risk; currency risk; market risk; capital cost inflation risk; risk relating to construction delays; the risk that data is incomplete or inaccurate; the risks relating to the limitations and assumptions within drilling, engineering and socio-economic studies relied upon in preparing economic assessments and estimates, including the Technical Report; as well as those risks more particularly described under the heading “Risk Factors” in the Company’s Annual Information Form available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and, other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Cautionary Note for United States Investors

Unless otherwise indicated, technical disclosure regarding the Company’s properties included or incorporated by reference herein, including all Mineral Resource estimates contained in such technical disclosure has been prepared in accordance with the requirements of NI 43-101 and the CIM Definition Standards. NI 43-101 is an instrument developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

MAG SILVER CORP.
Management’s Discussion & Analysis
For the year ended December 31, 2024
(expressed in thousands of US dollars except as otherwise noted)

Canadian standards, including NI 43-101, differ significantly from the disclosure requirements of the SEC under subpart 1300 of Regulation S-K (the “SEC Modernization Rules”). The Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, information contained in this MD&A, or the documents incorporated by reference herein, may differ significantly from the information that would be disclosed had the Company prepared the Mineral Resource estimates under the standards adopted under the SEC Modernization Rules.

Cautionary Note to Investors Concerning Estimates of Mineral Resources

“Inferred Mineral Resources” are Mineral Resources for which quantity and grade or quality are estimated based on limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. “Inferred Mineral Resources” are based on limited information and have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility, although it is reasonably expected that the majority of “Inferred Mineral Resources” could be upgraded to “Indicated Mineral Resources” with continued exploration.

Under Canadian rules, estimates of Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them to enable them to be categorized as Mineral Resources and, accordingly, may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a Preliminary Economic Assessment as defined under NI 43-101. Indicated and Inferred Mineral Resources that are not Mineral Resources do not have demonstrated economic viability.